**2002 ANNUAL REPORT TO SHAREHOLDERS**
**GREENE COUNTY BANCORP, INC.**

(Cover page)

**A BANK WITH HEART, ON A STREET FULL OF PROMISE**


ABOUT OUR COMPANY
Greene County Bancorp, Inc. is the parent company of The Bank of Greene County.  The Company's
consolidated assets as of June 30, 2002 were $220.2 million.

The Bank of  Greene County was founded in 1889 as The Building and Loan Association of Catskill.  In
1974, the Bank changed to a New York State chartered mutual savings bank, under the name Greene
County Savings Bank.  In 1998, the Bank converted to the mutual holding company form of ownership,
with the Bank changing its name to The Bank of Greene County.

The Bank serves Greene County, New York through an operations center and six banking offices in
Catskill, Cairo, Coxsackie, Greenville, Tannersville, and Westerlo.  As part of its mission the Bank tries to
foster a sense of community through personal service, local decision-making and participation with
customers in community activities.

We believe in Main Street, and what is says about our community's ambition and creativity.  Each
occupied storefront is a testament to hard work and commitment.  Every vacant space represents a new
opportunity, just waiting to be recognized.

So when the Heart of Catskill Association launched a campaign designed to spur investment in this historic
street, the Bank of Greene County pledged $2.0 million in low-interest loans to help sweeten the pot.  The
loan program complements an advertising campaign aimed at attracting entrepreneurs from downstate.

This grassroots movement is being led by local people like developer Frank Cuthbert, who has personally
helped revitalize over a dozen buildings on Main Street, and Linda Overbaugh, executive director of the
Heart of Catskill Association Inc.  Their work embodies a community spirit that can be found throughout
our primary market area of Greene County. And we're proud to share that spirit.

Whether awarding grants to public interest organizations, sponsoring free public concerts or leading local
efforts to raise money for the victims of 9/11, maintaining a deep involvement with the community has
always been a central part of our business philosophy.  It's banking with heart, but it's also banking smart.
Because the prosperity of our community ultimately rests with the promise of the people and places we
serve.

To Our Shareholders:

In last year's message to our shareholders I stated that that we were beginning to reap the benefits of our investment in people, new branches, and new products and technology. The increased costs of opening branches in Tannersville and Westerlo, and the implementation of Internet banking and VISA check cards, had a significant impact on earnings during fiscal year 2001. During the last two quarters of fiscal 2001, however, earnings began to improve as these investments began to bear fruit. We expected to continue the recent earnings improvement in the following year.

I am happy to report that the results for the year ended June 30, 2002 more than met our expectations. Net income for the year ended June 30, 2002 was $1.7 million, a $0.7 million or 70% increase over the prior year's $1.0 million. Interest income increased $1.0 million or 8.7% to $12.5 million for the year ended June 30, 2002, from $11.5 million in the prior year. Interest expense for the year ended June 30, 2002 was $4.9 million as compared to $5.4 million during the 2001 fiscal year, a $0.5 million or 9.3% decrease.

Net interest margin increased to 4.00% for fiscal year 2002, as compared to 3.76% for the prior fiscal year. Net interest spread was 3.78% for fiscal year 2002, as compared to 3.45% for fiscal year 2001. Spread and margin were positively affected by the continued national economic weakness and the Bank's ability to continue attracting lower-cost checking and NOW accounts.

Non-interest income jumped to $1.8 million during fiscal 2002, a $0.7 million or 64.0% increase, over the $1.1 million during fiscal 2001. The largest contributor to this increase was our new Overdraft Protection Program which was initiated in October 2001. Significant gains were also realized in merchant credit card processing fees, VISA check card fees, and non-customer ATM surcharges. Non-interest expense was $7.0 million for fiscal year 2002, a $1.0 million increase over the $6.0 million for fiscal year 2002. Again this year, much of the increase was volume related, as the Bank continued to experience significant account growth across the board. This was also the first full year of operation for the Westerlo office which was opened in February 2001. Increases in salaries, health benefit expense and stock compensation expense also contributed to the increase in non-interest expense.

Total assets increased to $220.2 million at June 30, 2002, an increase of $35.1 million or 19.0% over total assets of $185.1 million a year ago. The large increase in assets was primarily due to increases in loans and investments. The growth in assets was primarily funded by a large increase in deposits and a lesser increase in borrowed funds.

Total deposits increased to $183.7 million at June 30, 2002, a $29.5 million or 19.1% increase over the $154.2 million at June 30, 2001. With all types of deposit accounts showing healthy increases, the largest gains were seen in lower-cost savings and transaction accounts. Part of the increase may be attributable to the downturn in the stock market, which may have resulted in some investors seeking a safe haven during this period of economic uncertainty. We continue to feature the advantages of our full line of reasonably priced transaction accounts for individuals and businesses. At June 30, 2002, checking and NOW accounts had grown to 20.0% of all bank deposits, up from 19.3% last year and 16.0% two years ago.

Our two newest branch offices, Tannersville-opened in June 2000, and Westerlo-opened in February 2001, came into their own during the past year. At June 30, 2002, deposits at these branches were $12.9 million and $6.3 million, respectively, and both branches are now contributing to the bottom line.

Net loans and mortgages totaled $128.4 million at fiscal year end 2002, an $18.6 million or 16.9% increase over the previous fiscal year end total of $109.8 million. This is the second year in a row of significant gains in our lending department, following a $12.0 million or 12.3% gain during fiscal year 2001. Our reputation in our market area for prompt, friendly, and knowledgeable service resulted in our bank being the No. 1 lender in Greene County, in terms of both the number of loans and dollar amount, for calendar year 2001. The entire lending staff has worked very hard and maintained a high standard of service during this extended period of unprecedented growth.

Our tax-free lending program for municipalities and fire departments continues to grow, with several new loans and bonds originated during the past year. At fiscal year end 2002, $2.7 million in locally originated municipal loans and bonds were included in our loan and investment balances. While the above lending numbers certainly speak for themselves, they do not tell the whole story.

During the past few years there has been a positive change in the economic climate in the Village of Catskill, as there has been throughout the County. Several Main Street properties have changed hands and new businesses have opened.

The Heart of Catskill Association, the local business and community organization, has developed a marketing strategy to advertise the business advantages of our community to the metropolitan New York area. Their goal is to fill all of the remaining empty storefronts on Catskill's Main Street. In conjunction with their marketing initiative, the Bank announced that it has allocated up to $2.0 million in financing, at its residential interest rate, for the purchase and renovation of Main Street commercial property. Soon after the announcement was made in the local newspaper in late June, we received applications for two purchases and one renovation. We anticipate further inquiries after the marketing campaign begins in late August in several New York City publications.

Merchant credit card processing continued to expand, with $25.5 million in credit card sales processed during the 2002 fiscal year, a $4.3 million or 20.2% gain over the prior fiscal year's $21.2 million. Our merchant base continues to grow and we have recently expanded our sales force to meet the demand for this service.

VISA check card volume grew substantially during the past year and now represents a large part of transaction account volume. More and more customers are also taking advantage of direct-deposit of their payroll checks. Several area employers are using the Bank's Magicwrighter software for their direct-deposit payroll processing.

Much of the growth in our transaction accounts is attributable to the product line being offered. Our totally-free checking account, first offered in April 2000, continues to draw large numbers of new customers. Equally attractive are the low-minimum-balance checking and NOW accounts and business checking accounts. All accounts are eligible to apply for our Overdraft Protection Program. This feature permits the Bank, at its discretion, to cover customer overdrafts, with the customer making a deposit upon receiving notification of the overdraft from the Bank. We have received many favorable comments from our customers since its introduction in October 2001.

In addition to this new program, we have continued to make a wide variety of services available to our customers, including the VISA check card, telephone and Internet banking, direct deposit capabilities, check-imaged bank statements, and recently, CD-ROM bank statements for our commercial customers. Our commitment to providing customers with new products that are convenient and of high quality has contributed not only to an increase in deposits, but more importantly, an increase in market share. We now have a major direct-mail campaign underway to further increase our transaction account penetration throughout our market area.

Despite the weakness in the stock market, our affiliation with Fenimore Asset Management in Cobleskill, New York continues to flourish. Their reputation for conservative and value-oriented investing has proved to be popular, in these uncertain times, with many of the Bank's customers. Fenimore offers private client portfolio management as well as two mutual funds (The FAM Funds).

Last year I reported to you that we had re-negotiated, with our current vendor, our outsourcing contract for on-line data processing. Subsequent to our contract renewal, the data company was purchased by another data processing firm. We are currently exploring our options in this regard, including the possibility of bringing the data processing operation in-house. In the coming year, we also intend to focus on all of our non-operating expenses in an effort to improve the Bank's efficiency ratio.

Of direct interest to our shareholders has been the increase in dividend payouts. During the fiscal year ended June 30, 2001, the Company paid two semi-annual dividends of $0.12 each. Due to its conversion to a federal charter late in the 2001 fiscal year, our Mutual Holding Company was allowed to waive receipt of its share of future dividends. This fact, together with the increased level of earnings, resulted in semi-annual dividends of $0.25 and $0.28 being paid during fiscal year 2002 to the minority shareholders. The first dividend of fiscal year 2003 was paid on September 1, 2002 to shareholders of record as of August 15, 2002 in the amount of $0.32 per share.

Our Charitable Foundation, established in 1998 as part of the Bank's mutual-to-stock conversion, made 19 grants totaling $26,500 to a wide variety of non-profit organizations in Greene and southern Albany County during its fiscal year ended June 30, 2002. During the past three years the Foundation has awarded 44 grants totaling just under $70,000 to organizations that support culture and arts, education, health and wellness, social and civic services, and recreation. At fiscal year end, total unaudited assets of the Foundation were $822,000.

This past summer marked the fourth year that the Bank was the corporate sponsor of Music in the Park. This event provides a wide variety of free musical entertainment every Thursday evening between the 4th of July and Labor Day at Catskill's Dutchmen's Landing on the Hudson River. Several hundred people attend each week.

Shortly after the Sept. 11th tragedy at the World Trade Center in New York City, the Heart of Catskill Association approached the Bank with the idea of raising funds for the WTC relief fund. The outcome was that the Bank made a challenge pledge of $10,000. Within a few weeks the Association culminated their fund drive with a well-attended all-day concert at Dutchmen's Landing. A final tally showed that the group had raised more than $25,000 on their own. When combined with the Bank's check, the result was more than $35,000 being donated to the relief effort.

The Bank was the recipient of several awards during the past year. The Greene County Economic Development Office presented the Bank with its Greene Diamond Award for our overall economic contribution to the County. The Greene County Legislature also presented the Bank with its Economic Development Recognition Award for our contribution to the economic health of the County. We received the Greene County Planning Board's Ellen Rettus Planning Achievement Award for the construction of our Tannersville office, a unique timber-frame constructed building. The Hunter Foundation also honored the Bank with an award for construction of the Tannersville office. The Bank was also named business of the year by the Heart of Catskill Association.

When I began my banking career 40 years ago, there were seven financial institutions headquartered in Greene County, with ours being the smallest of the group. Over the years, one by one, most of these were merged into larger, out-of-area banks. At the present time, our bank is the larger of only two remaining local banks.

We believe that we have not only survived, but prospered, during this time because of the way in which we conduct our business. While we have seen significant gains in assets, deposits, lending, and net profit, we do not intend to rest on our past accomplishments. We will continue to focus on our business strategy in the coming year. As I stated in last year's message to you, the Board of Directors and the management of the Bank believe that we can continue to grow and flourish in our market area by offering personal, friendly and knowledgeable service, together with quality products that are reasonably priced and that provide value to the customer.


Sincerely,

J. Bruce Whittaker
President and Chief Executive Officer

**SELECTED FINANCIAL INFORMATION**

The selected financial and operational data presented below at and for the years shown were derived from the audited consolidated financial statements of Greene County Bancorp, Inc. and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

|  | **As of June 30,** | | |
|---|---|---|---|
| *(Dollars In Thousands)* | **2002** | **2001** | **2000** |
| **SELECTED FINANCIAL CONDITION DATA:** | | | |
| Total assets | $220,158 | $185,105 | $167,735 |
| Loans receivable, net | 128,373 | 109,757 | 97,819 |
| U.S. treasury (all available for sale) | --- | 1,005 | 4,684 |
| U.S. government agencies (all available for sale) | 14,862 | 1,794 | 5,190 |
| State and political subdivisions (all available for sale) | 8,811 | 9,420 | 9,904 |
| Mortgage-backed securities (all available for sale) | 19,564 | 8,783 | 6,000 |
| Asset-backed securities (all available for sale) | 818 | 3,300 | 4,916 |
| Corporate debt securities (all available for sale) | 20,760 | 23,432 | 12,811 |
| Other investment securities (all available for sale) | 1,274 | 1,141 | 1,303 |
| Deposits | 183,714 | 154,193 | 133,460 |
| Shareholders' equity | $26,401 | $25,094 | $23,594 |

|  | **Years Ended June 30,** | | |
|---|---|---|---|
| *(Dollars In Thousands)* | **2002** | **2001** | **2000** |
| **SELECTED OPERATIONS DATA:** | | | |
| Total interest income | $12,550 | $11,512 | $10,547 |
| Total interest expense | 4,934 | 5,448 | 4,985 |
| Net interest income | 7,616 | 6,064 | 5,562 |
| Provision for loan losses | 219 | 60 | 135 |
| Net interest income after provision for loan losses | 7,397 | 6,004 | 5,427 |
| Total noninterest income | 1,840 | 1,097 | 851 |
| Total noninterest expense | 6,984 | 5,928 | 4,973 |
| Income before taxes | 2,253 | 1,173 | 1,305 |
| Income tax provision | 600 | 216 | 347 |
| Net income | $1,653 | $956 | $958 |

**SELECTED FINANCIAL RATIOS AND OTHER DATA:**

**At and for the Years Ended June 30,**

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| **PERFORMANCE RATIOS:** | | | |
| Return on average assets | 0.82% | 0.55% | 0.60% |
|   (ratio of net income to average total assets) | | | |
| Return on average shareholders' equity | 6.46 | 3.93 | 4.10 |
|   (ratio of net income to average shareholders' equity) | | | |
| Ratio of operating expenses to average total assets | 3.44 | 3.44 | 3.11 |
| Ratio of average interest-earning assets | | | |
|   to average interest-bearing liabilities | 108.51 | 109.34 | 108.61 |
| Net interest rate spread[1] | 3.78 | 3.45 | 3.42 |
| Net interest margin[2] | 4.00 | 3.76 | 3.70 |
| Efficiency ratio[3] | 73.86 | 82.78 | 77.55 |
| | | | |
| **ASSET QUALITY RATIOS:** | | | |
| Nonperforming assets to total assets, at end of period | 0.16 | 0.42 | 0.49 |
| Nonperforming loans to total loans, at end of period | 0.26 | 0.67 | 0.68 |
| Allowance for loan losses to non-performing loans | 321.07 | 119.18 | 128.93 |
| Allowance for loan losses to loans receivable, net | 0.83 | 0.81 | 0.89 |
| | | | |
| **CAPITAL RATIOS:** | | | |
| Shareholders' equity to total assets, at end of period | 11.99 | 13.56 | 14.07 |
| Average shareholders' equity to average assets | 12.63 | 14.10 | 14.63 |
| Dividend payout ratio[4] | 63.10% | 50.00% | None |
| Book value | $13.37 | $12.66 | $11.94 |
| | | | |
| **OTHER DATA:** | | | |
| Number of full-service offices | 6 | 6 | 5 |

[1] The difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities

[2] Net interest income as a percentage of average interest-earning assets

[3] The ratio of noninterest expense divided by the sum of net interest income and noninterest income

[4] The ratio of dividends per share divided by the basic earnings per share

**General**

Greene County Bancorp, Inc. (the "Company") is the bank holding company for The Bank of Greene County (the "Bank") which is a community based bank offering a variety of financial services to meet the needs of the communities it serves. The Company's principal business is attracting deposits from customers within its market area and investing those funds primarily in loans with excess funds used to invest in securities. The Bank currently operates six full service branches and an administration office in New York's Greene and Southern Albany counties. The Company's stock is traded on the NASDAQ Stock Market under the symbol "GCBC". Greene County Bancorp, MHC, is a mutual holding company that owns 56.9% of the Company's outstanding common stock.

The Company's results of operations, like many other financial institutions, depend primarily on its net interest income, which is the difference between the income earned on the Company's loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, income and expense pertaining to other real estate owned, gains and losses from sales of securities, noninterest income and noninterest expense. Noninterest income consists primarily of fees and service charges. The Company's noninterest expense consists principally of compensation and employee benefits, occupancy, equipment and data processing, and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions, changes in interest rates, as well as government policies and actions of regulatory authorities. Additionally, future changes in applicable law, regulations or government policies may materially affect the Company.

**Management of Credit Risk**

Management considers credit risk to be an important risk factor affecting the financial condition and operating results of the Company. The potential for loss associated with this risk factor is managed through a combination of policies approved by the Company's Board of Directors, the monitoring of compliance with these policies, and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and such borrower's related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan-to-collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to the rating of loans, determination of when loans should be placed in a nonperforming status, and the factors that should be considered in establishing the Company's allowance for loan losses. Management also considers credit risk when evaluating potential and current holdings of investment securities. Credit risk is a critical component in evaluating corporate debt securities. Typically the Company will not purchase an investment below Standard & Poor's A- rating and will consider selling a security if it falls into a lower category while in the investment portfolio. The Company has purchased municipal securities as part of its strategy based on the fact such securities can offer a higher tax-equivalent yield than other similar investments.

**Management of Interest Rate Risk**

While the Company's loan portfolio, consisting primarily of mortgage loans collateralized by residential real property located in its market area, is subject to risks associated with the local economy, the Company's most significant form of market risk is interest rate risk because the Company's assets and liabilities are sensitive to changes in interest rates. The Company's assets consist primarily of residential mortgage loans, which have longer maturities than the Company's liabilities, which consist primarily of deposits. The Company does not engage in any hedging transactions, such as interest rate swaps and caps. Due to the complex nature and additional risk often associated with hedging transactions it is the Company's policy to continue its' strategy of mitigating interest rate risk through balance sheet composition at this time. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

A principal part of the Company's business strategy is to manage interest rate risk and to minimize the Company's exposure to changes in market interest rates.  In recent years, the Company has followed the following strategies to manage interest rate risk:

    (i)   maintaining a high level of liquid interest-earning assets such as short-term federal funds sold and various investment securities;

    (ii)  maintaining a high concentration of less interest-rate sensitive and lower-costing core deposits;

    (iii) originating consumer installment loans that have up to five year terms but that have significantly shorter average lives due to early prepayments; and

    (iv) where possible, matching the funding requirements for fixed-rate residential mortgages with lower-costing core deposit accounts.

By investing in liquid securities, which can be sold to take advantage of interest rate shifts, and originating consumer installment loans with shorter average durations, the Company believes it is better positioned to react to changes in market interest rates.  Investments in short-term securities, however, generally bear lower yields than longer-term investments.  The Company also attempts to offset interest rate risk by investing in adjustable rate securities, which will increase or decrease at periodic internals based on a current interest rate. Thus, these strategies may result in lower levels of interest income than would be obtained by investing in longer-term fixed-rate loans.

*Gap Analysis.*  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a company's interest rate sensitivity "gap".  An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared with an institution with a positive gap, to invest in higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position. At June 30, 2002, the Company's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total interest-earning assets was negative 9.76%.

Certain shortcomings are inherent in the method of analysis presented in the gap table that follows. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2002, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown in the gap table. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2002, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The annual prepayment rate for real estate-related assets are based on the particulars of coupon maturity of the real estate-related assets. A decay rate was used when estimating the expected maturity of certain deposits, which typically have no stated contractual maturity. A ten percent decay rate was used for savings and NOW deposits and a twenty percent decay rate was used for money market accounts. Christmas club accounts, which were included in savings accounts, were slated in the 3 to 12 month bucket due to the annual pay out of such funds in the fall of each year.

Amounts Maturing or Repricing at June 30, 2002[1]

| (Dollars in thousands) | Within 3 Months | 3 to 12 Months | 1 to 3 Years | 3 to 5 Years | 5 to 10 Years | Beyond 10 Years | Total |
|---|---|---|---|---|---|---|---|
| Interest earning assets: | | | | | | | |
| Loans receivable | $200 | $10,606 | $5,216 | $7,759 | $14,537 | $91,409 | $129,727 |
| Investment securities | 4,417 | 16,624 | 26,234 | 17,032 | 822 | 959 | 66,088 |
| Federal funds sold | 10,424 | --- | --- | --- | --- | --- | 10,424 |
| Interest-bearing bank balances | 149 | --- | --- | --- | --- | --- | 149 |
| FHLB stock | 1,121 | --- | --- | --- | --- | --- | 1,121 |
| Total interest-earning assets[1] | $16,311 | $27,230 | $31,450 | $24,791 | $15,359 | $92,368 | $207,509 |
| | | | | | | | |
| Interest-bearing liabilities: | | | | | | | |
| Savings deposits | $1,753 | $5,952 | $11,993 | $9,714 | $16,959 | $24,454 | $70,825 |
| NOW deposits | 357 | 1,072 | 2,444 | 1,980 | 3,456 | 4,984 | 14,293 |
| MMDA deposits | 694 | 2,082 | 3,998 | 2,559 | 3,059 | 1,491 | 13,883 |
| Certificates of deposit | 17,055 | 32,071 | 13,519 | --- | --- | --- | 62,645 |
| Borrowings | --- | 4,000 | 5,000 | --- | --- | --- | 9,000 |
| Total interest-bearing liabilities | $19,859 | $45,177 | $36,954 | $14,253 | $23,474 | $30,929 | $170,646 |
| | | | | | | | |
| Interest sensitivity gap | ($3,548) | ($17,947) | ($5,504) | $10,538 | ($8,115) | $61,439 | $36,863 |
| | | | | | | | |
| Cumulative interest sensitivity gap | ($3,548) | ($21,495) | ($26,999) | ($16,461) | ($24,576) | $36,863 | |
| | | | | | | | |
| Cumulative interest sensitivity gap as a percentage of total assets | (1.61%) | (9.76%) | (12.26%) | (7.48%) | (11.16%) | 16.74% | |
| | | | | | | | |
| Cumulative interest sensitivity gap as a Percentage of interest-earning assets | (1.71%) | (10.36%) | (13.01%) | (7.93%) | (11.84%) | 17.76 | |
| | | | | | | | |
| Cumulative interest-earning assets as a Percentage of cumulative interest-bearing Liabilities | 82.13% | 66.95% | 73.53% | 85.84% | 82.41% | 121.60% | |

[1] Interest-earning assets are included in the period in which the balances are expected to be redeployed or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

The following table presents the Bank's net portfolio value ("NPV").  These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions.  The information set forth below is based on data that included all financial instruments as of June 30, 2002.  Assumptions made by the Bank relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets under the various interest rate scenarios are believed to be fundamentally sound.  Actual maturity dates were used for fixed rate loans and certificate accounts.  Investment securities were scheduled at either maturity date or next scheduled call date based upon judgment of whether the particular security would be called based upon the current interest rate environment, as it existed on June 30, 2002.  Variable rate loans were scheduled as of their next scheduled interest rate repricing date.  Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were scheduled with an assumed term of 24 months.  The NPV at "PAR" represents the difference between the Bank's estimated value of assets and estimated value of liabilities assuming no change in interest rates.  The following sets forth the Bank's NPV as of June 30, 2002.

| Changes in Market interest rates (Basis Points) | Company NPV | $Change From Par | %Change From Par | NPV as a % of assets NPV Ratio[1] | Change[2] |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | | | | | |
| +300 bp | $26,459 | $(8,126) | (23.50)% | 13.28% | (245) bps. |
| +200 bp | 29,556 | (5,030) | (14.54)% | 14.30% | (143) bps. |
| +100 bp | 32,243 | (2,343) | (6.78)% | 15.10% | (63) bps. |
| PAR | 34,586 | 0 | 0.00% | 15.73% | 0 bps. |
| -100 bp | 36,616 | 2,030 | 5.87% | 16.21% | 49 bps. |
| -200 bp | 38,298 | 3,712 | 10.73% | 16.56% | 83 bps. |
| -300 bp | $39,784 | $5,198 | 15.03% | 16.83% | 110 bps. |

[1] Calculated as the estimated NPV divided by the present value of total assets
[2] Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

As indicated with the gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

### Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

### Average Balance Sheet

The following table sets forth certain information relating to the Company for the years ended June 30, 2002 and 2001. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, are expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are average monthly balances. Interest and balances of nonaccrual loans and certain deferred origination fees have been excluded from the average loan balances and yield calculations in these tables.

| (Dollars in thousands) | 2002 Average Outstanding Balance | 2001 Average Outstanding Balance | 2002 Interest Earned/ Paid | 2001 Interest Earned/ Paid | 2002 Average Yield/ Rate | 2001 Average Yield/ Rate |
|---|---|---|---|---|---|---|
| Interest-earning assets: | | | | | | |
| Loans receivable, net[1] | $121,087 | $102,230 | $9,081 | $7,884 | 7.50% | 7.71% |
| Investment securities[2] | 55,089 | 49,270 | 3,105 | 3,054 | 5.64 | 6.20 |
| Federal funds | 12,670 | 8,252 | 301 | 472 | 2.38 | 5.72 |
| Interest-bearing bank balances | 742 | 551 | 19 | 37 | 2.56 | 6.72 |
| FHLB stock | 1,000 | 909 | 44 | 65 | 4.40 | 7.15 |
| Total interest-earning assets | $190,588 | $161,212 | $12,550 | $11,512 | 6.59 | 7.14 |
| | | | | | | |
| Interest-bearing liabilities: | | | | | | |
| Savings deposits | $73,785 | $61,026 | $1,727 | $1,876 | 2.34 | 3.07 |
| Demand and NOW deposits | 32,419 | 24,373 | 163 | 173 | 0.50 | 0.71 |
| Certificates of deposit | 62,445 | 53,298 | 2,663 | 2,807 | 4.26 | 5.27 |
| Borrowings | 7,000 | 8,750 | 381 | 592 | 5.44 | 6.77 |
| Total interest-bearing liabilities | $175,649 | $147,447 | $4,934 | $5,448 | 2.81 | 3.69 |
| | | | | | | |
| Net interest income | | | $7,616 | $6,064 | | |
| | | | | | | |
| Net interest rate spread | | | | | 3.78% | 3.45% |
| | | | | | | |
| Net interest margin | | | | | 4.00% | 3.76% |
| | | | | | | |
| Average interest-earning assets to average interest-bearing liabilities | | | | | 108.51% | 109.34% |

[1]Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
[2]Includes tax-free securities, mortgage-backed securities and asset-backed securities.

**Rate / Volume Analysis**

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

    (i)  Change attributable to changes in volume (changes in volume multiplied by prior rate);
    (ii)  Change attributable to changes in rate (changes in rate multiplied by prior volume); and
    (iii) The net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

| *(Dollars in thousands)* | 2002 versus 2001 | | | 2001 versus 2000 | | |
|---|---|---|---|---|---|---|
| | Increase/(Decrease) Due to | | Total Increase/ | Increase/(Decrease) Due to | | Total Increase/ |
| Interest-earning assets: | Volume | Rate | (Decrease) | Volume | Rate | (Decrease) |
| Loans receivable, net[1] | $1,407 | $(210) | $1,197 | $503 | $112 | $615 |
| Investment securities[2] | 220 | (169) | 51 | 115 | 123 | 238 |
| Federal funds | 1,858 | (2,029) | (171) | 146 | (28) | 118 |
| Interest-bearing bank balances | 23 | (41) | (18) | (16) | 11 | (5) |
| FHLB stock | 7 | (28) | (21) | (66) | 65 | (1) |
| Total interest-earning assets | 3,515 | (2,477) | 1,038 | 682 | 283 | 965 |
| | | | | | | |
| Interest-bearing liabilities: | | | | | | |
| Savings deposits | 1,055 | (1,204) | (149) | 67 | (21) | 46 |
| Demand and NOW deposits | (86) | 76 | (10) | 35 | (16) | 19 |
| Certificates of deposit | 1,325 | (1,469) | (144) | 84 | 197 | 281 |
| Borrowings | (279) | 68 | (211) | 89 | 29 | 118 |
| Total interest-bearing liabilities | 2,015 | (2,529) | (514) | 275 | 189 | 464 |
| | | | | | | |
| Net interest income | $1,500 | $52 | $1,552 | $407 | $94 | $501 |

[1] Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
[2] Includes tax-free securities, mortgage-backed securities and asset-backed securities.

As the above table demonstrates, net interest income for the fiscal year ended June 30, 2002 has been impacted significantly by the change in volume and to a lesser extent by the change in rates. It has been a year of tremendous growth in the loan and investment portfolios, which have been primarily funded by outstanding deposit growth. The growth in the volume of the loan and investments portfolios has been offset by corresponding decreases in the yield on such assets. The various types of deposit products have grown significantly with corresponding decreases in rate on these products. As a result of these changes in volume and changes in yield or rate the Company's net interest margin and spread have expanded. The net interest margin improved 24 basis points to 4.00% for the fiscal year ended June 30, 2002, as compared to 3.76% for the fiscal year ended June 30, 2001. The spread increased to 3.78% for the fiscal year ended June 30, 2002, an improvement of 33 basis points, as compared to 3.45% for the fiscal year ended June 30, 2001.

**COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2002 AND JUNE 30, 2001.**

Total assets increased $35.1 million, or 19.0%, to $220.2 million at June 30, 2002 as compared to $185.1 million at June 30, 2001. Asset growth occurred primarily in the investment and loan portfolios. The asset growth was largely funded through increases in deposit accounts and to a lesser extent with borrowings from the Federal Home Loan Bank ("FHLB"). The Company attributes a portion of the growth to our locally provided customer service offered in our branches and by our knowledgeable and service-oriented staff. The uncertainty in the stock market has also brought individuals back to the more conservative banking products.

**Cash and federal funds sold**

Cash and due from banks increased to $7.4 million at June 30, 2002 from $5.3 million at June 30, 2001, an increase of $2.1 million or 39.6% as a result of daily fluctuations due to normal deposit account clearing activities and vault cash needs, based on customer cash needs. Federal funds sold decreased to $10.4 million at June 30, 2002 from $13.5 million at June 30, 2001, a decrease of $3.1 million or 23.0%. The level of federal funds sold is also a function of the daily account clearing needs and deposit levels, which can fluctuate significantly on a daily basis. Management has attempted to minimize the level of cash and federal funds sold during fiscal year 2002 due to the low interest rate environment, while maintaining sufficient liquidity to fund loan and customer demand.

**Investments**

Investments increased to $66.1 million at June 30, 2002 from $48.9 million at June 30, 2001, an increase of $17.2 million or 35.2%. As the table below demonstrates, the portfolio composition has shifted toward U.S. agency and mortgage-backed securities and away from corporate securities, asset-backed securities and tax-free state and political subdivision securities. During fiscal year 2002, management believed U.S. agencies and mortgage-backed securities were offering the highest yield relative to the level of risk. Management also attempted to address interest rate risk by purchasing a number of adjustable rate securities. These adjustable rate securities are expected to partially offset the interest rate risk associated with long-term fixed rate loans.

During the fiscal year ended June 30, 2002, principal payments of $3.0 million for securities, other than mortgage-backed securities, and $5.5 million for mortgage-backed securities were received, partially offsetting purchases made during the fiscal year. Purchases of securities, other than mortgage-backed securities, amounted to $15.8 million during the fiscal year ended June 30, 2002. Purchases of mortgage-backed securities amounted to $16.2 million for the fiscal year ended June 30, 2002. Further offsetting the purchases were maturities and calls of securities amounting to $5.8 million during fiscal 2002. Approximately $1.0 million in corporate securities were sold at a profit of $19,000 during the fiscal year ended June 30, 2002. Management decided to sell these corporate securities due to potential credit risk. As part of its Asset Liability Management practice, management continually reviews the securities held for potential credit and adverse interest rate risk characteristics. A decision to sell may result from these reviews.

The Company continues to hold 13.3% of the investment portfolio at June 30, 2002, in state and political subdivision securities to take advantage of tax savings and to promote the Company's participation in the communities in which it operates. The Company continues to operate a niche market of financing for fire trucks and firehouses through either bond purchases or loans.

| (Dollars in thousands) | Market value at June 30, 2002 | Percentage of portfolio | Market value at June 30, 2001 | Percentage of portfolio |
|---|---|---|---|---|
| U.S. Treasuries | $--- | ---% | $1,005 | 2.1% |
| U.S. government agencies | 14,862 | 22.5% | 1,794 | 3.7% |
| State and political subdivisions | 8,811 | 13.3% | 9,420 | 19.3% |
| Mortgage-backed securities | 19,564 | 29.6% | 8,783 | 18.0% |
| Asset-backed securities | 818 | 1.3% | 3,300 | 6.7% |
| Corporate debt securities | 20,760 | 31.4% | 23,432 | 47.9% |
| Total debt securities | 64,815 | 98.1% | 47,734 | 97.7% |
| Equity securities and other | 1,274 | 1.9% | 1,141 | 2.3% |
| Total available-for-sale securities | $66,089 | 100.0% | $48,875 | 100.0% |

## Federal Home Loan Bank Stock

Federal Home Loan Bank Stock amounted to $1.1 million at June 30, 2002, an increase of $182,000. This increase was a result of minimum capital stock requirements of all members of the Federal Home Loan Bank of New York.

## Loans

Total loans increased to $129.7 million at June 30, 2002 from $110.9 million at June 30, 2001, an increase of $18.8 million or 17.0%. Residential real estate loans increased $14.0 million, or 15.6%, between fiscal year end June 30, 2002 and 2001. The most significant increases within residential real estate loans occurred in conventional fixed rate mortgages of $13.7 million, or 18.6% and construction loans of $1.0 million, or 50.0%; however, adjustable rate real estate mortgages indexed to treasury rates decreased by $1.3 million, or 15.9%. The remaining changes were within the various other types of residential real estate loans. Commercial real estate mortgages increased $3.6 million, or 69.2%, to $8.8 million at June 30, 2002 from $5.2 at June 30, 2001. Commercial loans increased $1.1 million, or 33.3%, to $4.4 million at June 30, 2002 as compared to $3.3 million at June 30, 2001. Marketing efforts to attract commercial customers have been successful in both gathering deposits and making loans. A marketing campaign begun in the quarter ended June 30, 2002, to advertise home equity products has begun to succeed. Home equity loans increased $0.9 million or 14.8%, to $7.0 million at June 30, 2002 as compared to $6.1 million at June 30, 2001. Management believes that the decreases in installment and passbook loans were a result of some of this lending being picked up in mortgages or refinancing. Zero percent auto financing offered by automakers has led to a decrease in auto loans, which are classified as installment. As a result of these changes, the loan portfolio composition has slightly shifted to commercial real estate mortgages from residential real estate mortgages and installment loans.

| (Dollars in thousands) | At June 30, 2002 | Percentage of portfolio | At June 30, 2001 | Percentage of portfolio |
|---|---|---|---|---|
| Real estate mortgages | | | | |
| Residential | $103,494 | 79.8% | $89,528 | 80.7% |
| Commercial | 8,764 | 6.8% | 5,239 | 4.7% |
| Home equity loans | 6,957 | 5.4% | 6,138 | 5.6% |
| Commercial loans | 4,356 | 3.3% | 3,291 | 3.0% |
| Installment loans | 5,611 | 4.3% | 6,128 | 5.5% |
| Passbook loans | 545 | 0.4% | 596 | 0.5% |
| Total loans | $129,727 | 100.0% | $110,920 | 100.0% |

**Allowance for loan losses**

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in the loan portfolio, the composition of the loan portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an allowance for loan loss. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of OREO. Such agencies may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. The allowance for loan losses is increased by a provision for loan losses (which results in a charge to expense) and is reduced by net charge-offs. During the fiscal year ended June 30, 2002, the level of provision was affected by the growth of the loan portfolio and composition of the portfolio shifting to more commercial loans. These types of loans generally possess a higher degree of credit risk than traditional one-to-four family residential mortgage loans. Management also implemented improved procedures for pursuing delinquent and previously charged-off accounts during fiscal year 2002, which appears to have helped reduce the effect of credit quality deterioration due to current economic weakness in the overall economy. Any increase in the allowance for loan losses or loan charge-offs could have a material adverse effect on our results of operations and financial condition.

*Analysis of the Allowance for Loan Losses*

|  | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Balance at the beginning of the period | $886,081 | $866,443 |
| Charge-offs: | | |
|    Commercial real estate mortgage loans | --- | 26,432 |
|    Home equity | 2,380 | --- |
|    Installment loans to individuals | 49,877 | 50,483 |
| Total loans charged off | 52,257 | 76,915 |
| Recoveries: | | |
|    Installment loans to individuals | 16,010 | 36,553 |
| Total recoveries | 16,010 | 36,553 |
| Net charge-offs | 36,247 | 40,362 |
| Provisions charged to operations | 218,900 | 60,000 |
| Balance at the end of the period | $1,068,734 | $886,081 |
| | | |
| Ratio of net charge-offs to average loans outstanding | 0.03% | 0.04% |
| Ratio of net charge-offs to nonperforming assets | 9.98% | 5.22% |
| Allowance for loan loss to nonperforming loans | 321.07% | 119.18% |
| Allowance for loan loss to net loans | 0.83% | 0.81% |

*Nonaccrual loans and Nonperforming assets*

Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with its contractual terms due to an irreversible deterioration in the financial condition of the borrower or the value of the underlying collateral. When a loan is determined to be impaired, the measurement of the loan is based on the present value of estimated future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Management places loans on nonaccrual status once the loans have become over 90 days delinquent. Nonaccrual is defined as a loan in which collectibility is questionable and therefore interest on the loan will no longer be recognized on an accrual basis. A loan does not have to be 90 days delinquent in order to be classified as nonperforming. Other real estate owned is considered nonperforming. The Bank had no accruing loans delinquent more than 90 days at June 30, 2002 or 2001.

The following table sets forth information regarding nonaccrual loans and other nonperforming assets.

| | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Nonaccruing loans: | | |
| Real estate mortgage loans | | |
| Residential mortgage loans (One-to-four family) | $313,981 | $660,607 |
| Commercial mortgage loans | --- | 71,711 |
| Home equity | --- | 2,380 |
| Installment loans to individuals | 18,886 | 8,770 |
| Total nonaccruing loans | 332,867 | 743,468 |
| | | |
| Other real estate owned | | |
| Real estate mortgage loans | | |
| Commercial mortgage loans | 30,229 | 30,229 |
| Total other real estate owned | 30,229 | 30,229 |
| | | |
| Total nonperforming assets | $363,096 | $773,697 |
| | | |
| Total nonperforming assets as a percentage of total assets | 0.16% | 0.42% |
| Total nonperforming loans to total loans | 0.26% | 0.67% |

Gross interest income of $9,700 and $31,000 would have been recorded on nonaccrual loans under their original terms if the loans had been current through the fiscal years ended June 30, 2002 and 2001, respectively. No interest income was recorded on nonaccrual loans more than 90 days delinquent during the fiscal years ended June 30, 2002 or 2001.

**Other real estate owned**

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO") until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of OREO is charged against earnings. At June 30, 2002 and 2001, other real estate owned amounted to $30,000. During the fiscal year ended June 30, 2002, one other property was transferred to other real estate owned through foreclosure proceedings of approximately $87,000. A net gain of approximately $22,000 was recognized in connection with the sale of this property.

**Premises and equipment**

Premises and equipment amounted to $5.0 million at June 30, 2002 as compared to $5.1 million at June 30, 2001. The decline of $100,000 was the net result of purchases of approximately $375,000 and depreciation expense of approximately $476,000.

**Accrued interest receivable**

At June 30, 2002, accrued interest receivable on loans and investments amounted to $1.5 million as compared to $1.4 million at June 30, 2001, an increase of $0.1 million or 7.1%. The increase was due to growth in the loan and investment portfolios. Timing of interest payments can affect the level of accrued interest receivable.

**Prepaid expenses and other assets**

Prepaid expense and other assets amounted to $297,000 at June 30, 2002 as compared to $289,000 at June 30, 2001, an increase of $8,000. Fees such as insurance, real estate taxes, software licensing and advertising that have been paid in advance of the service are the majority of the assets in this category. The expense related with these fees is amortized over the service period.

**Deposits**

It has been an unprecedented year in attracting new customers and serving existing customers. The number of deposit accounts grew by approximately 2,200 accounts, or 9.2% over the prior year. The uncertainty of the stock market also helped to turn consumers to the more conservative deposit products offered by banking institutions. Noninterest bearing deposits increased $3.6 million, or 19.8%. Certificates of deposit increased $4.5 million, or 7.8%. Savings deposits increased $13.8 million, or 24.2%. Money market deposits increased $4.7 million, or 51.0%. NOW deposits increased $2.8 million, or 24.9%. The overall increase in deposit accounts amounted to $29.5 million, or 19.1%. There has been a slight shift in the composition of the deposit portfolio to savings and money market deposits, which represent 38.5% and 7.6% of the portfolio at June 30, 2002 as compared to 37.0% and 6.0%, respectively, at June 30, 2001. Certificates of deposit represented 34.1% of the portfolio at June 30, 2002 as compared to 37.7% of the portfolio at June 30, 2001. The maturity of certificates of deposits has shifted to shorter terms. Approximately $34.1 million, or 54.4%, of the certificates of deposit at June 30, 2002, were scheduled to mature in less than seven months as compared to $28.9 million, or 49.7%, of the certificates of deposit at June 30, 2001. Approximately $15.1 million, or 24.0% of the certificates of deposit will mature between seven and twelve months as of June 30, 2002, as compared to $16.7 million, or 28.8%, at June 30, 2001.

| (Dollars in thousands) | At June 30, 2002 | Percentage of portfolio | At June 30, 2001 | Percentage of portfolio |
|---|---|---|---|---|
| Noninterest bearing deposits | $22,067 | 12.0% | $18,418 | 11.9% |
| Certificates of deposit | 62,645 | 34.1% | 58,113 | 37.7% |
| Savings deposits | 70,825 | 38.5% | 57,021 | 37.0% |
| Money market deposits | 13,883 | 7.6% | 9,194 | 6.0% |
| NOW deposits | 14,294 | 7.8% | 11,446 | 7.4% |
| Total deposits | $183,714 | 100.0% | $154,192 | 100.0% |

**Borrowings from FHLB**

Borrowings from FHLB amounted to $9.0 million at June 30, 2002 as compared to $5.0 million at June 30, 2001, an increase of $4.0 million or 80.0%. Due to the low interest rate environment, management was able to borrow funds from the FHLB and invest such funds in higher yielding investment securities.

**Accrued expenses and other liabilities**

Accrued expense and other liabilities increased $289,000, or 46.4%, to $912,000 at June 30, 2002 as compared to $623,000 at June 30, 2001. The most significant factor contributing to the increase was an increase in the deferred tax liabilities associated with the unrealized gains on the available-for-sale investment portfolio.

**Accrued income taxes**

Accrued income taxes amounted to $131,000 at June 30, 2002 as compared to $196,000 at June 30, 2001, a decrease of approximately $65,000, or 33.1%. The level of accrued income tax is related to and will fluctuate as the result of changes in the estimated effective tax rate and provision for income taxes.

**Shareholders' equity**

Retained earnings increased to $17.2 million at June 30, 2002 compared to $16.0 million at June 30, 2001 as a result of net income of $1.7 million partially offset by dividend payments amounting to $481,000. Unearned stock-based compensation was affected by stock-based compensation earned. Unearned ESOP shares changed due to earned and allocated shares during the fiscal year. The change in other accumulated comprehensive income was a result of the change in the equity portion of marking to market the available-for-sale investment portfolio. The change in treasury stock balances are a result of the repurchase of 37,500 shares of common stock at an average cost of $14.16 per share, at an aggregate cost of $531,000. These purchases were partially offset by 12,580 options that were exercised during the fiscal year ended June 30, 2002. The issuance of 9,400 shares of stock due to normal vesting and vesting upon retirement associated with the Management Recognition and Retention Plan of 2000 contributed the remaining offset to the treasury stock account.

**COMPARISON OF OPERATING RESULTS**
**FOR THE YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001**

The earnings of the Company, as well as other financial institutions, depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of residential and commercial real estate loans, consumer loans and securities available for sale, and the interest paid on interest-bearing liabilities, consisting of deposits and borrowings. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared with interest-bearing liabilities. The Company's earnings also are affected by its fees and service charges and gains on sale of loans and securities, as well as its level of operating and other expenses, including salaries and employee benefits, occupancy and equipment costs, data processing expense, marketing and advertising costs, and federal deposit insurance premiums.

<u>Net interest income</u>

Net interest income is a function of interest income and interest expense. Net interest income for the fiscal year ended June 30, 2002 amounted to $7.6 million as compared to $6.1 million for the fiscal year ended June 30, 2001, an increase of $1.5 million, or 24.6%. As illustrated rate / volume and average balance sheet tables, the increased volume in most categories of interest-earning assets and interest-bearing liabilities significantly contributed to the improved net interest income. These increases in volume were offset by decreases in yield on interest-earning assets which experienced decreases in all categories with shorter term assets experiencing the greatest decrease in yield. As a result the overall yield on interest-earning assets decreased 55 basis points to 6.59% for the fiscal year ended June 30, 2002 as compared to 7.14% for the fiscal year ended June 30, 2002. However, the rate charged on interest-bearing liabilities also decreased even more significantly, 88 basis points to 2.81% for the fiscal year ended June 30, 2002 as compared to 3.69% for the same period ended June 30, 2001. As a result of changes in interest-earning assets and interest-bearing liabilities, net interest spread increased 33 basis points to 3.78% for the period ended June 30, 2002 as compared to 3.45% for the period ended June 30, 2001. Net interest margin increased 24 basis points to 4.00% for the fiscal year ended June 30, 2002 as compared to 3.76% for the fiscal year ended June 30, 2001. These fluctuations were primarily the result of the Federal Reserve rate cuts completed during the fiscal year ended June 30, 2002. The rates were cut in response to weakness demonstrated in the United States economy and the terrorist attacks of September 11, 2001.

<u>Interest income</u>

Interest income for the fiscal year ended June 30, 2002 amounted to $12.5 million as compared to $11.5 million for the fiscal year ended June 30, 2001, an increase of $1.0 million, or 8.7%. Interest income is derived from loans, investments and other interest-bearing assets. The average balance of interest-earning assets increased to $190.6 million for the fiscal year ended June 30, 2002 as compared to $161.2 million for the fiscal year ended June 30, 2001, an increase of $29.4 million, or 18.2%. The decrease in average yield on such investments partially offset the increase in average balance.

Interest income on loans increased to $9.1 million for the fiscal year ended June 30, 2002 as compared to $7.9 million for the fiscal year ended June 30, 2001, an increase of $1.8 million, or 22.8%. The level of interest on loans was affected by the average balance and yield on such loans as well as the composition of the portfolio. The average balance of loans increased to $121.1 million for the fiscal year ended June 30, 2002 as compared to $102.2 million for the same period of the prior year, an increase of $18.9 million, or 18.5%. The increase in average balance was offset by a decrease in the average yield on such loans, which was 7.50% for the fiscal year ended June 30, 2002 as compared to 7.71% for the same period the prior year, a decrease of 21 basis points. The shift in the loan portfolio composition to more commercial type loans from standard residential loans partially offset a potentially more significant decreases in yield on the loan portfolio. Commercial real estate mortgages represented $8.8 million, or 6.8%, of the portfolio at June 30, 2002 as compared to $5.2 million, or 4.7%, of the portfolio at June 30, 2001. Commercial real estate mortgages tend to have a higher interest rate than other types of mortgages and long-term loans. These loans experienced the greatest percentage fluctuation between June 30, 2002 and 2001, growing $3.5 million, or 67.3%. Residential real estate mortgages continue to represent the greatest component of the loan portfolio, and represented the largest dollar increase of $14.0 million, or 15.6%, between June 30, 2002 and 2001.

Interest income on investments was also affected by the average balance, rate and composition of the portfolio. Interest income on investments increased $30,000 to $3.1 million when comparing fiscal year end June 30, 2002 and 2001. The average balance of the investment portfolio amounted to $55.1 million for the fiscal year ended June 30, 2002 as compared to $49.3 million for the fiscal year ended June 30, 2001, an increase of $5.8 million, or 11.8%. The increase in average balance was partially offset by decreases in yield on such investments. The yield on investments was 5.64% for the fiscal year ended June 30, 2002 as compared to 6.20% for the same period of the prior year, a decrease of 56 basis points. The shift in the portfolio composition also contributed to the lower yield. Corporate securities represented $20.8 million, or 31.4% of the portfolio at June 30, 2002 as compared to $23.4 million, or 47.9% of the portfolio at June 30, 2001. Corporate securities tend to carry a higher yield than other investments such as U.S. government agencies and mortgage-backed securities. U.S. government agency investments represented $14.9 million, or 22.5% of the portfolio at June 30, 2002 as compared to $1.8 million, or 3.7% of the portfolio at June 30, 2001. Mortgage-backed securities represented $19.6 million, or 29.6% of the portfolio at June 30, 2002 as compared to $8.8 million, or 18.0% of the portfolio at June 30, 2001. As stated above, the change in overall yield was most significantly affected by the general change to a lower interest rate environment between June 30, 2002 and 2001. Management has attempted to invest in more adjustable rate investments when appropriate during fiscal year 2002 than in the past in order to partially protect the net interest position when interest rates begin to rise.

Interest income on federal funds sold was significantly impacted by the interest rate environment. The rate on such funds decreased 334 basis points when comparing the fiscal year ended June 30, 2002 and 2001. Due to the fact that the Bank maintains a substantial balance in federal funds, a change in this interest rate can considerably affect the level of interest income. The growth in deposit balances contributed to the increase in average balance of federal funds.

**Interest expense**

Interest expense for the fiscal year ended June 30, 2002 amounted to $4.9 million as compared to $5.4 million for the fiscal year ended June 30, 2001, a decrease of $0.5 million, or 9.3%. Interest expense includes interest on deposits as well as interest on borrowings. The average balance of interest-bearing liabilities increased to $175.6 million for the fiscal year ended June 30, 2002 as compared to $147.4 million for the fiscal year ended June 30, 2001, an increase of $28.2 million. The average rate on such interest-bearing liabilities decreased 88 basis points to 2.81% as compared to 3.69% between fiscal years ended June 30, 2002 and 2001, respectively.

The average balance of savings deposits, which includes escrow deposits, Christmas club accounts and student savings increased $12.8 million, or 20.9%, to $73.8 million for the fiscal year ended June 30, 2002 as compared to $61.0 million for the fiscal year ended June 30, 2001. The increase in average balance of such savings accounts was offset by a decrease in average rate of 73 basis points to 2.34% for the twelve-month period ended June 30, 2002 as compared to 3.07% for the same period ended June 30, 2001. The average balance of demand and NOW deposit accounts increased $8.0 million to $32.4 million for the fiscal year ended June 30, 2002 as compared to $24.4 million for the fiscal year ended June 30, 2001. The average rate on such deposits decreased 21 basis points to 0.50% for the fiscal year ended June 30, 2002 as compared to 0.71% for the same period ended June 30, 2001. The average balance of certificates of deposit amounted to $62.4 million for the fiscal year ended June 30, 2002 as compared to $53.3 million for the fiscal year ended June 30, 2001, an increase of $9.1 million or 17.1%. The average rate on such certificates of deposit decreased 101 basis points to 4.26% for the fiscal year ended June 30, 2002 as compared to 5.27% for the same period of the prior year. As stated above, these rates are largely affected by the interest rate environment in general and competitive pressures, which can be more significant in a rising rate environment as compared to a declining rate environment. Management recognizes that a rising rate environment could have an inverse relationship to the net interest spread and margin causing them to decrease, potentially affecting the overall net income position and profitability.

The decrease in average balance of borrowings of $1.8 million and decrease in rate on such borrowings of 133 basis points between fiscal year ended June 30, 2002 and 2001 also contributed to the decreased interest expense and improved net interest income.

## Noninterest income

Other income amounted to $1.8 million for the fiscal year ended June 30, 2002 as compared to $1.1 million for the fiscal year ended June 30, 2001, an increase of $0.7 million, or 63.6%. Service charges on deposit accounts amounted to $1.1 million for the fiscal year ended June 30, 2002 as compared to $0.5 million for the same period of the prior year, an increase of $0.6 million. The most significant item affecting this revenue was the introduction of the new Carefree Overdraft Privilege product. The program, which was initiated in October 2001, allows certain select customers to overdraw their checking accounts while the Bank continues to honor their checks up to certain limits based on checking account type and customer history. Other operating income increased to $713,000 for the fiscal year ended June 30, 2002 as compared to $554,000 for the fiscal year ended June 30, 2001, an increase of $159,000, or 28.7%. The most significant contributors to the improvement in other operating income included merchant credit card processing fees, debit card fees and referral fees earned on our collaboration with Fenimore Asset Management. Merchant credit card processing fees were generated based on referrals to Transfirst credit card processors. Gains of approximately $22,300 and $17,000 associated with the sale of a property formerly categorized in other real estate owned were recognized during fiscal 2002 and 2001, respectively. Gains of approximately $19,000 were recognized on the sales of two corporate securities during fiscal 2002. Other fees included in other income are associated with late charges, appraisal fees, mortgage lock-in and origination fees.

## Noninterest expense

Other expenses increased to $7.0 million for the fiscal year ended June 30, 2002 as compared to $6.0 million for the fiscal year ended June 30, 2001, an increase of $1.0 million, or 16.7%. A portion of the increase in other expenses was directly related to the overall increase in volume of customer accounts. Depreciation expense increased approximately $48,000 between fiscal year 2002 and 2001. This increase was the direct result of branch openings and equipment amortization associated with these new branches. Professional fees were $54,000 higher for the fiscal year 2002 as compared to fiscal year 2001. The Bank began using an independent loan review team to assist in evaluating the commercial loan portfolios. Another firm assisted the Bank in reviewing its operations and lending departments in efforts to improve efficiency. The Bank also used an outside firm to help with the implementation of the Carefree Overdraft Privilege program. This firm was paid approximately $115,000 during fiscal year 2002. Increases in salary and other employee benefits increased $370,000, which related to annual salary increases, higher medical and retirement benefit expenses such as ESOP expense and funding requirements associated with the Defined Benefit Plan. The Company also invested in educating employees to appropriately use the technology that it has invested in during the last few years in order to make sure the efficiencies that should be achieved with this technology are realized. The relatively rural environment in which the Company operates increased some costs because of the inability to take full advantage of some of the technological advances in telephone and other data communication options available to other geographic areas.

## Provision for income taxes

The provision for income taxes directly reflects the expected tax associated with the revenue generated for the given year and certain regulatory requirements. The increase in the provision was primarily due to the adjustments needed to properly reflect the expected tax requirements. The most significant items affecting the effective rate include tax-exempt income as a percent of total income and tax benefits associated with stock compensation.

**LIQUIDITY AND CAPITAL RESOURCES**

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and debt securities, as well as lines of credit and term borrowing facilities available through the Federal Home Loan Bank as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

The Company's primary investing activities are the origination of residential one- to four-family and commercial real estate loans, other consumer and commercial business loans, and the purchase of mortgage-backed securities and debt securities. Purchases of mortgage-backed securities and debt securities totaled $32.0 million and $20.4 million for the years ended June 30, 2002 and 2001, respectively. These activities were funded primarily through deposit growth, and principal payments on loans, mortgage-backed securities and debt securities. Loan sales did not provide an additional source of liquidity during the years ended June 30, 2002 and 2001, as the Company generally originates loans for retention in its portfolio.

The Company experienced a net increase in total deposits of $29.5 million and $20.7 million for the years ended June 30, 2001 and 2000, respectively. The level of interest rates and products offered by local competitors are some factors affecting deposit flows. During the fiscal year ended June 30, 2002, it appeared that the overall reduction of investment in the stock market also helped to contribute to the increase in deposit balances.

The Company monitors its liquidity position on a daily basis. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event the Company requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advance programs made available to the Company. During fiscal year 2002, the Company's maximum borrowing reached $9.0 million and minimum amounted to $5.0 million from the FHLB. The $9.0 million borrowing at June 30, 2002 was a combination of $2.5 million, which matures in September 2004, $2.5 million which matures in October 2005 and $4.0 million scheduled to mature in January 2003.

Loan commitments totaled $4.0 million at June 30, 2002 and were comprised of $3.7 million in commitments to originate residential loans and $0.3 million in commercial loan commitments. Another $3.4 million in unused lines of credit, including $1.4 million in commercial lines of credit, $0.8 in overdraft lines of credit and $1.2 million in home equity lines of credit were outstanding at June 30, 2002. The Company anticipates that it will have sufficient funds available to meet current loan commitments. Time accounts or certificate of deposits, which are scheduled to mature in one year or less from June 30, 2001, totaled $49.1 million. Based upon the Company's experience and its current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

At June 30, 2002 and 2001, the Bank and Company exceeded all of their regulatory capital requirements, as illustrated in the regulatory capital footnote within the financial statements. Shareholders' equity represented 12.0% of total assets at June 30, 2002, as compared to 13.6% at June 30, 2001.

The Company's most liquid assets are cash and cash equivalent accounts. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 2002, cash and cash equivalents totaled $17.8 million, or 8.1% of total assets.

A summary of selected financial data at and for the fiscal quarter ends for the years ended June 30, 2002 and 2001 is as follows:

| (Dollars in thousands, except per share data) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **FISCAL 2002** | | | | |
| Loans receivable, net | $115,734 | $120,336 | $125,478 | $128,373 |
| Deposits | 159,654 | 165,918 | 175,673 | 183,714 |
| | | | | |
| Interest income | 3,109 | 3,083 | 3,131 | 3,227 |
| Net interest income | 1,767 | 1,845 | 1,943 | 2,061 |
| Provisions of loan losses | 30 | 69 | 60 | 60 |
| Income before provision for income taxes | 473 | 530 | 608 | 642 |
| Net income | 344 | 381 | 468 | 460 |
| Earnings per common share - Basic | 0.17 | 0.20 | 0.24 | 0.23 |
| Earnings per common share - Diluted | $0.17 | $0.19 | $0.23 | $0.23 |
| | | | | |
| **FISCAL 2001** | | | | |
| Loans receivable, net | $98,914 | $101,654 | $103,832 | $109,757 |
| Deposits | 132,749 | 136,025 | 140,955 | 154,193 |
| | | | | |
| Interest income | 2,798 | 2,851 | 2,908 | 2,955 |
| Net interest income | 1,428 | 1,472 | 1,536 | 1,627 |
| Provisions of loan losses | 15 | 15 | 15 | 15 |
| Income before provision for income taxes | 260 | 373 | 248 | 292 |
| Net income | 212 | 250 | 212 | 282 |
| Earnings per common share - Basic | 0.11 | 0.13 | 0.11 | 0.14 |
| Earnings per common share - Diluted | $0.11 | $0.13 | $0.11 | $0.14 |

**COMMON STOCK AND RELATED MATTERS**

The Company's common stock is listed on the NASDAQ Small-Cap Market under the symbol "GCBC". As of August 1, 2002 the Company had six registered market makers, 613 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 2,024,835 shares outstanding. As of such date, Greene County Bancorp, MHC (the "Mutual Company"), the Company's mutual holding company held 1,152,316 shares of common stock or 56.9% of total shares outstanding. Consequently, shareholders other than the Mutual Company held 872,519 shares.

The following table sets forth high, low, closing market price and dividend information of Greene County Bancorp, Inc. common stock during the quarterly periods indicated for the years ended June 30, 2002 and 2001. Closing price information is stated at the quarter end dates indicated. During the fiscal year ended June 30, 2002, the Mutual Holding Company waived its right to receive dividends under the provisions of its' OTS charter.

| | High | Low | Close | Semi-Annual Cash Dividend Declared |
|---|---|---|---|---|
| June 30, 2002 | $18.46 | $17.00 | $18.22 | None |
| March 31, 2002 | 19.75 | 14.75 | 17.99 | $0.28/share |
| December 31, 2001 | 15.75 | 13.46 | 15.05 | None |
| September 30, 2001 | 15.75 | 10.40 | 13.96 | $0.25/share |
| | | | | |
| June 30, 2001 | 14.00 | 9.15 | 10.90 | None |
| March 31, 2001 | 10.50 | 9.06 | 9.88 | $0.12/share |
| December 31, 2000 | 10.50 | 8.00 | 9.25 | None |
| September 30, 2000 | $9.13 | $7.75 | $8.50 | $0.12/share |

Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations, financial condition, tax considerations and general economic conditions.  No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

## IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with U.S. generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation.  The impact of inflation is reflected in the increased cost of the Company's operations.  Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.  As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

## IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", which requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting.  The adoption of this statement in fiscal 2002 had no impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic lives, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the statement.  The adoption of this statement in fiscal 2003 is expected to have no impact on the Company's consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of long-lived assets.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  The Company is currently reviewing this statement to determine its effect on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ", and the accounting and reporting provisions of APB No. 30.  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.  The adoption of this statement in fiscal 2002 had no impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."  Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred.  Under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan.  In addition, Statement No. 146 establishes that the objective for the initial measurement of the liability is fair value.  Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002.  The Company is currently evaluating the impact the adoption of this statement will have on its financial statements but does not believe it will be material.

## SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements.  The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements.  These forward-looking statements, which are included in this Management's Discussion and Analysis and elsewhere in this annual report, describe future plans or strategies and include the Company's expectations of future financial results.  The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements.  The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain.  Factors that could affect actual results include but are not limited to:

(a)  changes in general market interest rates,
(b)  general economic conditions,
(c)  legislative and regulatory changes,
(d)  monetary and fiscal policies of the U.S. Treasury and the Federal Reserve,
(e)  changes in the quality or composition of the Company's loan and investment portfolios,
(f)  deposit flows,
(g)  competition, and
(h)  demand for financial services in the Company's market area.

These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements, since results in future periods may differ materially from those currently expected because of various risks and uncertainties.

**REPORT OF INDEPENDENT ACCOUNTANTS**

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

To the Board of Directors and Shareholders
Greene County Bancorp, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greene County Bancorp, Inc. and its subsidiary at June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company has revised its financial statements, effective April 16, 2003 to include the addition of Note 18 to the Notes to Consolidated Financial Statements.

PricewaterhouseCoopers  LLP

July 26, 2002, except for Note 18, for which the date is April 16,, 2003.

# Greene County Bancorp, Inc.
## Consolidated Statements of Financial Condition
### As of June 30, 2002 and 2001

| ASSETS | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Cash and due from banks | $7,408,150 | $5,336,195 |
| Federal funds sold | 10,423,871 | 13,468,163 |
| Total cash and cash equivalents | 17,832,021 | 18,804,358 |
| | | |
| Investment securities, at fair value | 66,088,530 | 48,875,229 |
| Federal Home Loan Bank stock, at cost | 1,121,100 | 939,600 |
| | | |
| Loans | 129,727,150 | 110,920,369 |
| Less: Allowance for loan losses | (1,068,734) | (886,081) |
| Unearned origination fees and costs, net | (285,132) | (277,277) |
| Net loans receivable | 128,373,284 | 109,757,011 |
| | | |
| Premises and equipment | 4,963,621 | 5,052,208 |
| Accrued interest receivable | 1,452,104 | 1,357,239 |
| Prepaid expenses and other assets | 296,691 | 288,914 |
| Other real estate owned | 30,229 | 30,229 |
| Total assets | $220,157,580 | $185,104,788 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Non-interest bearing deposits | $22,067,347 | $18,418,308 |
| Interest bearing deposits | 161,646,281 | 135,774,206 |
| Total deposits | 183,713,628 | 154,192,514 |
| | | |
| Borrowings from FHLB | 9,000,000 | 5,000,000 |
| Accrued expenses and other liabilities | 911,959 | 623,038 |
| Accrued income taxes | 131,287 | 195,646 |
| Total liabilities | 193,756,874 | 160,011,198 |
| | | |
| Shareholders' equity | | |
| Preferred stock, | | |
| Authorized 1,000,000 at June 30, 2002 and 2001; | --- | --- |
| Common stock, par value $.10 per share; | | |
| Authorized: 12,000,000 at June 30, 2002 and 2001; | | |
| Issued: 2,152,835 at June 30, 2002 and 2001 | | |
| Outstanding: 2,024,835 at June 30, 2002; | | |
| 2,040,355 at June 30, 2001 | 215,284 | 215,284 |
| Additional paid-in capital | 10,084,621 | 10,188,573 |
| Retained earnings | 17,164,403 | 15,993,025 |
| Accumulated other comprehensive income | 880,401 | 499,022 |
| Less: Treasury stock, 128,000 at June 30, 2002; | | |
| 112,480 at June 30, 2001, shares at cost | (1,371,527) | (1,075,923) |
| Unearned stock-based compensation | (156,791) | (229,753) |
| Unearned ESOP shares 49,972 at June 30, 2002; | | |
| 58,516 at June 30, 2001,shares at cost | (415,685) | (496,638) |
| Total shareholders' equity | 26,400,706 | 25,093,590 |
| Total liabilities and shareholders' equity | $220,157,580 | $185,104,788 |

*See notes to consolidated financial statements.*

**Greene County Bancorp, Inc.**
**Consolidated Statements of Income**
**For the Years Ended June 30, 2002 and 2001**

|  | 2002 | 2001 |
|---|---|---|
| Interest income: | | |
|   Loans | $9,080,523 | $7,883,669 |
|   Investment securities | 1,963,241 | 2,220,765 |
|   Mortgage-backed securities | 758,010 | 440,407 |
|   Tax free securities | 427,803 | 458,289 |
|   Interest bearing deposits and federal funds sold | 320,322 | 509,241 |
| Total interest income | 12,549,899 | 11,512,371 |
| | | |
| Interest expense: | | |
|   Interest on deposits | 4,553,485 | 4,855,977 |
|   Interest on borrowings | 380,820 | 592,516 |
| Total interest expense | 4,934,305 | 5,448,493 |
| | | |
| Net interest income | 7,615,594 | 6,063,878 |
| | | |
| Less: Provision for loan losses | 218,900 | 60,000 |
| | | |
| Net interest income after provision for loan losses | 7,396,694 | 6,003,878 |
| | | |
| Noninterest income: | | |
|   Service charges on deposit accounts | 1,127,031 | 543,194 |
|   Other operating income | 712,841 | 553,593 |
| Total noninterest income | 1,839,872 | 1,096,787 |
| | | |
| Noninterest expense: | | |
|   Salaries and employee benefits | 3,355,992 | 2,985,933 |
|   Occupancy expense | 365,642 | 344,781 |
|   Equipment and furniture expense | 465,744 | 436,528 |
|   Service and data processing fees | 636,371 | 552,640 |
|   Office supplies | 156,933 | 123,783 |
|   Other | 2,002,972 | 1,484,148 |
| Total noninterest expense | 6,983,654 | 5,927,813 |
| | | |
| Income before provision for income taxes | 2,252,912 | 1,172,852 |
| | | |
| Provision for income taxes: | | |
|   Current | 560,114 | 283,879 |
|   Deferred | 40,086 | (67,380) |
| Total provision for income taxes | 600,200 | 216,499 |
| | | |
| Net income | $1,652,712 | $956,353 |
| | | |
| Basic EPS | $0.84 | $0.48 |
| Basic average shares outstanding | 1,962,228 | 1,978,165 |
| | | |
| Diluted EPS | $0.82 | $0.48 |
| Diluted average shares outstanding | 2,016,031 | 2,001,331 |

*See notes to consolidated financial statements.*

**Greene County Bancorp, Inc.**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended June 30, 2002 and 2001**

|  | 2002 | 2001 |
|---|---|---|
| Net income | $1,652,712 | $956,353 |
| Other comprehensive income: |  |  |
| Unrealized holding gain arising during the years ended June 30, 2002 and 2001, net of tax expense of $261,853 and $720,594, respectively. | 392,788 | 1,040,419 |
| Reclassification adjustment arising during the years ended June 30, 2002 and 2001, net of tax expense of $7,606 and $12,712, respectively. | (11,409) | (16,851) |
| Total other comprehensive income | 381,379 | 1,023,568 |
| Comprehensive income | $2,034,091 | $1,979,921 |

*See notes to consolidated financial statements.*

**Greene County Bancorp, Inc.**
**Consolidated Statements of Changes in Shareholders' Equity**
**For the Years Ended June 30, 2002 and 2001**

| | Capital Stock | Additional Paid – In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Treasury Stock | Unearned Stock-based Stock | Unearned ESOP Shares | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at June 30, 2000 | $215,284 | $10,319,859 | $15,526,092 | ($524,546) | ($1,019,976) | ($333,690) | ($589,074) | $23,593,949 |
| ESOP shares earned | | 1,652 | | | | | 92,436 | 94,088 |
| MRP shares issued | | (115,928) | | | 115,928 | | | --- |
| Stock-based compensation earned | | | | | | 86,927 | | 86,927 |
| Stock-based compensation forfeited | | (17,010) | | | | 17,010 | | --- |
| Common stock repurchased | | | | | (171,875) | | | (171,875) |
| Dividends paid | | | (489,420) | | | | | (489,420) |
| Net income | | | 956,353 | | | | | 956,353 |
| Change in unrealized gain, net | | | | 1,023,568 | | | | 1,023,568 |
| Balance at June 30, 2001 | 215,284 | 10,188,573 | 15,993,025 | 499,022 | (1,075,923) | (229,753) | (496,638) | 25,093,590 |
| ESOP shares earned | | 32,501 | | | | | 80,953 | 113,454 |
| MRP shares issued | | (100,674) | | | 100,674 | | | --- |
| Options exercised | | (35,779) | | | 134,847 | | | 99,068 |
| Stock-based compensation earned | | | | | | 72,962 | | 72,962 |
| Common stock repurchased | | | | | (531,125) | | | (531,125) |
| Dividends paid | | | (481,334) | | | | | (481,334) |
| Net income | | | 1,652,712 | | | | | 1,652,712 |
| Change in unrealized gain, net | | | | 381,379 | | | | 381,379 |
| Balance at June 30, 2002 | $215,284 | $10,084,621 | $17,164,403 | $880,401 | ($1,371,527) | ($156,791) | ($415,685) | $26,400,706 |

*See notes to consolidated financial statements.*

**Greene County Bancorp, Inc.**
**Consolidated Statements of Cash Flows**
**For the Years Ended June 30, 2002 and 2001**

|  | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net Income | $1,652,712 | $956,353 |
| Adjustments to reconcile net income to cash provided by |  |  |
| operating activities: |  |  |
| Depreciation | 475,844 | 427,359 |
| Deferred income tax expense (benefit) | 40,086 | (67,380) |
| Net amortization of premiums and discounts | (38,303) | 15,769 |
| Provision for loan losses | 218,900 | 60,000 |
| ESOP and other stock-based compensation earned | 186,416 | 164,005 |
| Net (gain)loss on sale of investments | (19,015) | 9,437 |
| Gain on sale of other real estate | (22,259) | (6,158) |
| Net decrease in accrued income taxes | (64,359) | (28,921) |
| Net increase in accrued interest receivable | (94,865) | (192,504) |
| Net increase in prepaid and other assets | (47,862) | 66,836 |
| Net increase in other liabilities | 34,671 | 8,794 |
| Net cash provided by operating activities | 2,321,966 | 1,413,590 |
|  |  |  |
| Cash flows from investing activities: |  |  |
| Proceeds from maturities of securities | 5,815,123 | 10,695,827 |
| Proceeds from sale of securities | 1,010,105 | 2,966,765 |
| Purchases of securities and other investments | (15,827,979) | (14,353,814) |
| Purchases of mortgage-backed securities | (16,186,410) | (5,998,960) |
| Principal payments on securities | 3,018,642 | 2,297,266 |
| Principal payments on mortgage-backed securities | 5,456,106 | 3,122,711 |
| Proceeds from sale of other real estate | 109,458 | 335,291 |
| Net increase in loans receivable | (18,922,372) | (12,192,947) |
| Purchases of premises and equipment | (374,699) | (365,947) |
| Net cash used by investing activities | (35,902,026) | (13,493,808) |
|  |  |  |
| Cash flows from financing activities: |  |  |
| Borrowings from (payments to) FHLB | 4,000,000 | (5,000,000) |
| Purchases of treasury stock | (531,125) | (171,875) |
| Payment of cash dividend | (481,334) | (489,420) |
| Proceeds from issuance of stock options | 99,068 | --- |
| Net increase in deposits | 29,521,114 | 20,732,266 |
| Net cash provided by financing activities | 32,607,723 | 15,070,971 |
|  |  |  |
| Net (decrease) increase cash and cash equivalents | (972,337) | 2,990,753 |
|  |  |  |
| Cash and cash equivalents at beginning of period | 18,804,358 | 15,813,605 |
|  |  |  |
| Cash and cash equivalents at end of period | $17,832,021 | $18,804,358 |
|  |  |  |
| Cash paid during period for: |  |  |
| Interest | $4,922,558 | $5,480,567 |
| Income taxes | $664,559 | $215,420 |
|  |  |  |
| Non-cash investing activities: |  |  |
| Foreclosed loans transferred to other real estate | $87,199 | $194,564 |
| Change in unrealized gain securities | $650,838 | $1,756,874 |

*See notes to consolidated financial statements.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of significant accounting policies

*Basis of Presentation*

The consolidated financial statements include the accounts of Greene County Bancorp, Inc. (the "Company") and its subsidiary, The Bank of Greene County (the "Bank").  All material inter-company accounts and transactions have been eliminated.  Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

*Nature of Operations*

The Bank has six full service offices and an operations center located in its market area consisting of Greene County and southern Albany County, New York.  The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans and investment securities.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of other real estate owned ("OREO").

While management uses available information to recognize losses on loans and OREO, future additions to the allowance for loan losses (the "Allowance"), or OREO write-downs, may be necessary based on changes in economic conditions, asset quality or other factors.  In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of OREO and other assets.  Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of OREO or other assets based on their judgments of information available to them at the time of their examination.

*Charter Conversion*

On August 15, 2000, the Board of Directors of the Company unanimously approved a plan to convert the Company's charter from a Delaware corporation regulated by the New York Superintendent of Banks and the Board of Governors of the Federal Reserve System to a Federal corporation regulated by the Office of Thrift Supervision (the "OTS").  On April 2, 2001, the OTS approved the charter conversion, which was approved by the stockholders of the Company on November 27, 2000.  The mutual holding company (the "MHC") of the company also received OTS approval of its conversion from a state to federal charter on that date.

Among other things, the charter conversions permitted the MHC to waive the receipt of dividends paid by the Company without causing dilution to the ownership interest of the Company's minority stockholders in the event of a conversion of the MHC to stock form.  The waiving of dividends will increase Company resources available for stock repurchases, payment of dividends to minority stockholders, and investments.

As a financial institution subsidiary of the Company following the charter conversion, the Bank must maintain at least 65% of its "portfolio assets" (total assets minus goodwill and other intangible assets, office property and specified liquid investments up to 20% of total assets) in certain "qualified thrift investments" (primarily loans to purchase, refinance, construct, improve or repair domestic residential housing, home equity loans, securities backed by or representing an interest in mortgages on domestic residential housing, and Federal Home Loan Bank stock) in at least 9 months out of every 12 month period. A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter.  At June 30, 2002, the Bank maintained 71.7% of its portfolio assets in qualified thrift investments.

*Liquidation Account*

The Bank established a liquidation account, as of December 31, 1998, as a result of the conversion to capital stock form of organization from a mutual savings bank, in the amount of $15.7 million, equal to its net worth as of the date of the latest consolidated statements of financial condition appearing in the final prospectus.  The liquidation account is maintained for the benefit of eligible pre-conversion account holders who continue to maintain their accounts at the Bank after the date of conversion.  The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date.  Subsequent increases will not restore an eligible account holder's interest in the liquidation account.  In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in the Bank.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits at other financial institutions, investments (with original maturity of three months or less), and overnight federal funds sold.  The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.  The amounts of interest bearing deposits included as cash equivalents at June 30, 2002 and 2001 were $10,573,000 and $13,895,000, respectively.

*Investment securities*

The Company has classified its investments in debt and equity securities as available for sale.  Available for sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes.

Realized gains or losses on investment security transactions are based on the specific identification method and are reported in earnings and computed using the specific identification cost basis.  Fair values of investment securities are based on quoted market prices, where available.  Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the investment.  Any security for which there has been any other than temporary impairment of value is written down to estimated market value through a charge to earnings.

*Loans*

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs.  Interest on loans is accrued and credited to income based upon the principal amount outstanding.  Unearned discount on installment loans is recognized as income over the term of the loan, principally using a method that approximates the effective yield method.  Nonrefundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

*Allowance for loan losses*

The allowance for loan losses is maintained by a provision for loan losses, charged to expense, and reduced by net charge-offs.  The level of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.  The Bank considers residential mortgages, home equity loans and installment loans to customers as small, homogeneous loans, which are evaluated for impairment collectively based on historical loss experience.  Commercial mortgage and business loans are viewed individually and considered impaired if it is probable that the Bank will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreements.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.

*Income Recognition on Impaired and Nonaccrual loans*

The Bank generally places a loan, including impaired loans, on nonaccrual status when it is specifically determined to be impaired or when principal and interest is delinquent for 90 days or more.  Any unpaid interest previously accrued on these loans is reversed from income.  When a loan is specifically determined to be impaired, collection of interest and principal are generally applied as a reduction to principal outstanding.  Interest income on all nonaccrual loans is recognized on a cash basis.

*Other Real Estate Owned (OREO)*

OREO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans.  OREO is initially recorded at the lower of cost or fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance for loan loss at this time.  Subsequently, management reviews the value of such collateral and write-downs, if any, are charged to expense.  All expenses and income related to OREO are included in the net cost of operations and real estate owned in the Company's Consolidated Financial Statements.

*Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets (39 years for building and improvements, 3-8 years for furniture and equipment).  Maintenance and repairs are typically charged to expense when incurred.  Gains and losses from sales or other dispositions of depreciable property are included in current operations.

*Treasury Stock*

Common stock repurchases are recorded at cost and then held as treasury stock for investment or subsequent issuance.  From time to time, the Company may repurchase shares of common stock if, in its judgment, such shares are an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share and general market and economic factors.  Common stock may also be acquired in order to have shares available for issuance under the Management Recognition and Retention Plan or the Stock Option Plan.  During fiscal year 2002, the Company repurchased 37,500 shares of common stock at an average cost of $14.16.  During fiscal year 2001, the Company repurchased 17,000 shares of stock at an average cost of $10.11.  During fiscal year 2002, the Company issued 21,980 shares of stock from treasury shares, 12,580 due to options being exercised under the Stock Option Plan and 9,400 due to vesting under the Management Recognition and Retention Plan.  Consequently, the number of treasury shares held by the Company at June 30, 2002 was 128,000.

*Income Taxes*

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.  A valuation account was established during the fiscal year ended June

30, 2001, in connection with potential loss of a tax benefit associated with a past charitable contribution for which certain limitations and time restrictions are relevant.

*Earnings Per Share*

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period.  Shares of restricted stock are not considered outstanding for the calculation of basic earnings per share until they become fully vested.  Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares that would have been outstanding under the treasury stock method if all potentially dilutive common shares (such as stock options and unvested restricted stock) issued became vested during the period.  Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either the basic or diluted earnings per share calculations.

## IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", which requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting.  The adoption of this statement in fiscal 2002 had no impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets", which requires acquired intangible assets (other than goodwill) to be amortized over their useful economic lives, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the statement.  The adoption of this statement in fiscal 2003 is expected to have no impact on the Company's consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  The Company is currently reviewing this statement to determine its effect on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ", and the accounting and reporting provisions of APB No. 30.  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.  The adoption of this statement in fiscal 2002 had no impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."  Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred.  Under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan.  In addition, Statement No. 146 establishes that the objective for the initial measurement of the liability is fair value.  Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002.  The Company is currently evaluating the impact the adoption of this statement will have on its financial statements but does not believe it will be material.

## Note 2.  Balance at other banks

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this daily average reserve requirement, included in cash and due from banks, was $828,000 and $590,000 at June 30, 2002 and 2001, respectively.

## Note 3.  Investment Securities

*Securities available-for-sale at June 30, 2002, consisted of the following:*

|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| U.S. Treasury | $--- | $--- | $--- | $--- |
| U.S. Government agencies | 14,774,727 | 88,222 | 1,436 | 14,861,513 |
| State and political subdivisions | 8,501,654 | 308,846 | --- | 8,810,500 |
| Mortgage-backed securities | 19,358,992 | 213,242 | 8,482 | 19,563,752 |
| Asset-backed securities | 804,773 | 13,647 | 336 | 818,084 |
| Corporate debt securities | 19,909,569 | 887,135 | 36,218 | 20,760,486 |
| Total debt securities | 63,349,715 | 1,511,092 | 46,472 | 64,814,335 |
| Other securities | 1,273,895 | 300 | --- | 1,274,195 |
| Total securities available-for-sale | $64,623,610 | $1,511,392 | $46,472 | $66,088,530 |

*Securities available-for-sale at June 30, 2001, consisted of the following:*

|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| U.S. Treasury | $1,000,073 | $4,617 | $--- | $1,004,690 |
| U.S. Government agencies | 1,751,099 | 43,326 | --- | 1,794,425 |
| State and political subdivisions | 9,247,047 | 172,651 | --- | 9,419,698 |
| Mortgage-backed securities | 8,673,758 | 112,720 | 3,035 | 8,783,443 |
| Asset-backed securities | 3,263,525 | 36,612 | 37 | 3,300,100 |
| Corporate debt securities | 22,969,600 | 474,370 | 11,928 | 23,432,042 |
| Total debt securities | 46,905,102 | 844,296 | 15,000 | 47,734,398 |
| Other securities | 1,140,831 | --- | --- | 1,140,831 |
| Total securities available-for-sale | $48,045,933 | $844,296 | $15,000 | $48,875,229 |

The estimated fair value of debt securities at June 30, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | In One Year Or Less | After One Year Through Five Years | After Five Years Through Ten Years | After Ten Years | Total |
|---|---|---|---|---|---|
| U.S. Treasury | $--- | $--- | $--- | $--- | $--- |
| U.S. Government agencies | --- | 14,861,513 | --- | --- | 14,861,513 |
| State and political subdivisions | 1,073,583 | 5,860,047 | 1,876,870 | --- | 8,810,500 |
| Mortgage-backed securities | 27,834 | 1,349,798 | 2,880,093 | 15,306,027 | 19,563,752 |
| Asset-backed securities | 74,603 | --- | --- | 743,481 | 818,084 |
| Corporate debt securities | 4,931,443 | 15,829,043 | --- | --- | 20,760,486 |
| Total debt securities | 6,107,463 | 37,900,401 | 4,756,963 | 16,049,508 | 64,814,335 |
| Other securities | 215,909 | 1,058,286 | --- | --- | 1,274,195 |
| Total securities available-for-sale | $6,323,372 | $38,958,687 | $4,756,963 | $16,049,508 | $66,088,530 |
| Weighted average yield | 5.82% | 5.00% | 5.16% | 3.65% | 4.76% |

During fiscal year 2002, the proceeds from sales of available-for-sale securities were $1,010,000. The gross realized gain was $19,015. During fiscal year 2001, the proceeds from sales of available-for-sale securities were $1,917,765. The gross realized loss was $14,709 and gross realized gain was $44,272.

During fiscal year 2001, purchased mortgage servicing rights sales amounted to $1,049,000 at a loss of $39,000. As of June 30, 2002, the Company no longer carries any investment in purchased mortgage servicing rights and does not intend, at this time, to acquire any mortgage servicing rights or sell mortgages with servicing retained in the future.

As of June 30, 2002, securities worth $200,000 were pledged as collateral for deposits in excess of $100,000 of a local not-for-profit organization. There were no pledged securities at June 30, 2001. The Company did not participate in any securities lending programs during the fiscal years ended June 30, 2002 or 2001.

**Note 4.  Loans**

Major classifications of loans at June 30, 2002 and 2001 are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Real estate mortgage loans: | | |
| Residential | $103,494,360 | $89,527,698 |
| Commercial | 8,763,563 | 5,239,299 |
| Home equity loans | 6,957,116 | 6,138,758 |
| Commercial loans | 4,356,299 | 3,290,951 |
| Installment loans to individuals | 5,611,090 | 6,127,609 |
| Passbook loans to individuals | 544,722 | 596,054 |
| Total loans | $129,727,150 | $110,920,369 |

At June 30, 2002 and 2001, loans to officers and directors were not significant.

Changes in the allowance for loan losses for the respective periods ended June 30 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Balance, beginning of year | $886,081 | $866,443 |
| Provision charged to expense | 218,900 | 60,000 |

| | | |
|---|---|---|
| Loans charged off | (52,257) | (76,915) |
| Recoveries | 16,010 | 36,553 |
| Balance, at end of year | $1,068,734 | $886,081 |

During fiscal years 2002 and 2001, the Bank had no impaired loans, accordingly no specific valuation for impaired loans was recorded. Nonaccrual loans amounted to $363,000 at June 30, 2002 and $774,000 at June 30, 2001.

## Note 5.  Premises and Equipment

A summary of premises and equipment at June 30, 2002 and 2001, is as follows:

| | 2002 | 2001 |
|---|---|---|
| Land | $655,735 | $608,738 |
| Building and improvements | 4,043,799 | 4,034,337 |
| Furniture and equipment | 3,093,194 | 3,127,983 |
| Less: accumulated depreciation | (2,829,107) | (2,718,850) |
| Total premises and equipment | $4,963,621 | $5,052,208 |

During the fiscal year ended June 30, 2002, the Company disposed of $366,000 of fixed assets.  There were no corresponding gains or losses on such disposals.

## Note 6.  Deposits

Major classifications of deposits at June 30, 2002 and 2001 are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Noninterest bearing checking | $22,067,347 | $18,418,308 |
| Interest bearing deposits: | | |
| Certificates of deposit | 62,644,550 | 58,112,695 |
| Savings accounts | 70,824,754 | 57,021,446 |
| Money market deposit accounts | 13,883,447 | 9,193,801 |
| NOW accounts | 14,293,530 | 11,446,264 |
| Total interest bearing deposits | 161,646,281 | 135,774,206 |
| Total deposits | $183,713,628 | $154,192,514 |

The following indicates the amount of the Bank's certificates of deposit by time remaining to maturity as of June 30, 2002 and June 30, 2001.

| (Dollars in thousands) | 3months Or less | 3 to 6 Months | 7 to 12 Months | Over 12 Months | Total |
|---|---|---|---|---|---|
| As of June 30, 2002 | | | | | |
| Certificates of deposit less than $100,000 | $14,084 | $14,804 | $14,133 | $12,044 | $55,065 |
| Certificates of deposit $100,000 or more | 2,971 | 2,210 | 923 | 1,476 | 7,580 |
| Total certificates of deposit | $17,055 | $17,014 | $15,056 | $13,520 | $62,645 |
| | | | | | |
| As of June 30, 2001 | | | | | |
| Certificates of deposit less than $100,000 | $11,870 | $14,449 | $15,533 | $10,463 | $52,315 |
| Certificates of deposit $100,000 or more | 1,551 | 1,004 | 1,193 | 2,050 | 5,798 |
| Total certificates of deposit | $13,421 | $15,453 | $16,726 | $12,513 | $58,113 |

## Note 7.  Borrowings

At June 30, 2002, the Bank had available an Overnight Line of Credit and a One-Month Overnight Repricing Line of Credit, each in the amount of $8,512,800 with the Federal Home Loan Bank. No amounts were outstanding on these lines at June 30, 2002. Interest on these lines is determined at the time of borrowing. In addition to the overnight line of credit program, the Bank also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. The Bank pledges residential mortgages as collateral for these lines of credit and term borrowings.

At June 30, 2002, the Bank had the following borrowings:

| Amount | Rate | Maturity Date |
|---|---|---|
| $4,000,000 | 2.19% -Fixed | 1/14/2003 |
| 2,500,000 | 6.82% -Fixed | 09/02/2004 |
| 2,500,000 | 6.80% -Fixed | 10/04/2005 |
| $9,000,000 | | |

At June 30, 2001, the Bank had the following borrowings:

| Amount | Rate | Maturity Date |
|---|---|---|
| $2,500,000 | 6.82% -Fixed | 09/02/2004 |
| 2,500,000 | 6.80% -Fixed | 10/04/2005 |
| $5,000,000 | | |

## Note 8. Employee Benefits Plans

### Defined Benefit Pension Plan
Substantially all Bank employees who have completed one year of service and attained the age of 21 are covered by a noncontributory, multi-employer, defined benefit pension plan. Under the plan, retirement benefits are primarily a function of both years of service and level of compensation. The Bank recognized pension expense in the amount of $157,100 and $115,300 during fiscal year 2002 and 2001, respectively.

### Defined Contribution Plan
The Bank also participates in a multi-employer, defined contribution plan covering substantially all employees who have completed three months of service. The plan includes Section 401(k) and thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax basis. The Bank matches 50% of the first six percent of employee contributions for employees who have completed one year of service. Company contributions associated with the plan amounted to $50,400 and $43,400 in fiscal 2002 and 2001, respectively.

### ESOP
All Bank employees meeting the age and service requirements are eligible to participate in the ESOP. Acquisitions of unearned ESOP shares by the Bank were funded internally through a borrowing from the Company, which is repayable annually with interest at the prime rate over ten years. Shares are committed for release upon repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after five years of service. ESOP expense was $113,500 and $94,100 for the years ended June 30, 2002 and 2001, respectively. At June 30, 2002 and 2001, there were 49,972 and 58,516 shares unearned, respectively. At December 31, 2001 and December 31, 2000, the ESOP plan year-end, 8,544 and 9,992 shares were released for allocation, respectively.

## Note 9. Stock-based Compensation Plans

### Recognition and Retention Plan
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. Recognition and Retention Plan ("Recognition Plan"), which authorized the Board Directors to award up to 45,474 shares of Common Stock. On March 28, 2000, the Board of Directors granted 45,400 shares under the Recognition Plan to

members of management and nonemployee directors. The market value of the shares award amounted to $357,525 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. The market value of the shares awarded will be recognized as compensation expense ratably over the 5-year vesting period. One fifth of each grant vests at the end of the year for five years. The first awards vested on March 28, 2001. During fiscal year 2001, 2,160 shares were forfeited and no shares were forfeited in fiscal year 2002. Compensation expense in association with the Recognition Plan amounted to $73,000 and $87,000 for fiscal years 2002 and 2001. During fiscal year ended June 30, 2002, an officer of the Company retired and two members of the Board of Directors and one eligible employee retired during fiscal year 2001; consequently, vesting in all their eligible shares and compensation expense associated with such vesting was recognized during the fiscal year.

*Stock Option Plan*
On March 28, 2000, shareholders approved the Greene County Bancorp, Inc. 2000 Stock Option Plan ("Option Plan"), which authorized the Board of Directors to grant up to 90,949 shares of Common Stock. On March 28, 2000, the Board of Directors granted 90,940 options to buy stock under the Option Plan at an exercise price of $7.875, the fair value of the stock on that date. These options have a 10-year term and vest ratably over the 5-year vesting period. On March 19, 2002, the Board of Directors granted 6,000 options that were previously forfeited by a former employee. These options have an exercise price of $18.40, the fair value of the stock on March 19, 2002 and have cumulative vesting periods of four years, 20% immediately and 20% per year thereafter and term of 10 years. During fiscal year 2002, 12,580 options were exercised, 6,000 of which were exercised by a former Company officer upon normal retirement. No options were forfeited during fiscal 2002. During fiscal year 2001, no options were exercised and 6,000 were forfeited.

The following table summarizes stock option activity.

| | 2002 | | 2001 | |
| | Shares | Weighted average Exercise Price Per Share | Shares | Weighted average Exercise Price Per Share |
|---|---|---|---|---|
| Outstanding at beginning of year | 84,400 | $7.875 | 90,400 | $7.875 |
| Shares granted | 6,000 | $18.40 | --- | --- |
| Exercised | (12,580) | $7.875 | --- | --- |
| Forfeited | --- | --- | (6,000) | $7.875 |
| Outstanding at year end | 77,820 | $8.69 | 84,400 | $7.875 |
| Exercisable at year end | 20,330 | $8.50 | 22,820 | $7.875 |

The following table represents stock options outstanding and exercisable at June 30, 2002:

| | Options Outstanding | | | Options Exercisable | |
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Outstanding | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $7.875 | 71,820 | 7.75 years | $7.875 | 19,130 | $7.875 |
| $18.40 | 6,000 | 9.75 years | $18.40 | 1,200 | $18.40 |
| $7.875-$18.40 | 77,820 | 7.9 years | $8.69 | 20,330 | $8.50 |

The Company applies provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and financial statement disclosure of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Since the exercise price is equal to the fair market value on the day of grant no compensation expense needs to be recognized for the Option Plan on the day of grant per the guidance of APB 25. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

| | 2002 | | | 2001 | | |
| | Net Income | Basic Earnings Per Share | Diluted Earnings Per Share | Net Income | Basic Earnings Per Share | Diluted Earnings Per Share |
|---|---|---|---|---|---|---|
| As reported | $1,652,712 | $0.84 | $0.82 | $956,353 | $0.48 | $0.48 |
| Pro Forma | $1,589,911 | $0.81 | $0.79 | $885,339 | $0.45 | $0.44 |

The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made March 28, 2000 as follows for fiscal year ended June 30, 2002. No options were granted during fiscal 2001.

| | 2002 |
|---|---|
| Weighted average risk-free interest rate | 4.78% |
| Weighted average expected term | 5 |
| Weighted average expected volatility | 29.54% |
| Weighted average expected dividend | 3.0% |

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the forgoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. Consequently, the weighted average fair market value was $4.62 for options whose stock price on the date of grant, March 19, 2002.

Pro forma disclosures for the Company for the years ended June 30, 2002 and 2001 utilized the estimated fair value of the options granted and were adjusted to reflect actual forfeitures and accelerated vesting for employees who retired during the 2002 or 2001 fiscal year.

**Note 10. Earnings Per Share**

The reconciliation of earnings per share is as follows:

| | Net Income | Weighted Average Number Of Shares Outstanding | Earnings per share |
|---|---|---|---|
| Fiscal year ended June 30, 2002 | $1,652,712 | | |
| Basic EPS | | 1,962,228 | $0.84 |
| Diluted EPS | | 2,016,031 | $0.82 |
| | | | |
| Fiscal year ended June 30, 2001 | $956,353 | | |
| Basic EPS | | 1,978,165 | $0.48 |
| Diluted EPS | | 2,001,331 | $0.48 |

**Note 11. Income Taxes**

The provision for income taxes consists of the following:

|  | 2002 | 2001 |
|---|---|---|
| Current: | | |
| Federal | $472,076 | $248,095 |
| State | 88,038 | 35,784 |
| Total current | 560,114 | 283,879 |
| Deferred | 40,086 | (67,380) |
| Total income tax expense | $600,200 | $216,499 |

The Bank's effective tax rate differs from the federal statutory rate for fiscal years ended June 30:

|  | 2002 | 2001 |
|---|---|---|
| Tax based on federal statutory rate | 34.00% | 34.00% |
| Sate income taxes, net of federal benefit | 2.84 | 1.76 |
| Tax-exempt income | (6.91) | (12.36) |
| Stock Compensation | (2.13) | (2.84) |
| Change in valuation allowance | --- | 2.56 |
| Other, net | (1.16) | (4.66) |
| Total income tax expense | 26.64% | 18.46% |

The components of the deferred tax assets and liabilities at June 30 were as follows:

|  | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan loss | $406,963 | $346,634 |
| Charitable contribution carryover | 64,205 | 113,267 |
| Capital loss carryover | 19,087 | 19,108 |
| Non-accruing interest | 3,761 | 12,186 |
| Total deferred tax assets | 494,016 | 491,195 |
| Deferred tax liabilities: | | |
| Depreciation | 240,155 | 198,065 |
| Investments | 625,234 | 365,481 |
| ESOP contribution | 24,887 | 27,160 |
| Other | 853 | 3,267 |
| Total deferred tax liabilities | 891,129 | 593,973 |
| Net deferred tax liability | (397,113) | (102,778) |
| Valuation allowance | (30,000) | (30,000) |
| Net deferred tax liability | ($427,113) | ($132,778) |

A portion of the change in the net deferred tax liability at June 30, 2002 and 2001 and net deferred tax asset at June 30, 2000 related to the unrealized gains and losses on securities available-for-sale. The related deferred tax expense of $261,853 and $720,594 was recorded directly to shareholders' equity in 2002 and 2001, respectively.

The Company has determined that it is more likely than not that a portion of the deferred tax asset for the charitable contribution carryover will not be realized. As such, a $30,000 valuation allowance was deemed necessary for fiscal years ended June 30, 2002 and 2001.

## Note 12.  Commitments and Contingent Liabilities

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the granting of loans and the lines of credit, which are not reflected in the accompanying financial statements.  The Bank's loan commitments are as follows at June 30, 2002:

| | |
|---|---|
| Commercial loan commitments | $340,000 |
| Mortgage loan commitments | 3,681,000 |
| Unused portion of overdraft lines of credit | 774,000 |
| Unused portion of home equity lines of credit | 1,191,000 |
| Unused portion of commercial lines of credit | 1,368,000 |
| Total commitments | $7,354,000 |

Commitments to extend credit in the form of loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The amount of collateral, if any, required by the Bank upon the extension of credit is based on management's credit evaluation of the customer.  Commitments to extend mortgage credit are primarily collateralized by first liens on real estate.  Collateral on extensions of commercial lines of credit vary but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial property.

## Note 13. Operating Leases

The Bank entered into an operating lease in connection with the opening of the Westerlo branch.  The term of the lease began December 1, 2000 and expires on November 30, 2005.  Under the current terms of the lease the Bank is required to pay $800 per month.  Consequently, the operating lease expense for fiscal year 2002 amounted to $9,600.  There is an option to extend the term of the lease from December 1, 2005 to November 30, 2010.  The intent to exercise this option must be made by the Bank in writing at least six months prior to the expiration of the initial term.  The renewal terms shall be the same except the monthly rental shall increase to $900 per month or $10,800 per annum.

| Fiscal year end | Annual Lease Payments |
|---|---|
| 2003 | $9,600 |
| 2004 | 9,600 |
| 2005 | 4,000 |
| Total payments | $23,200 |

## Note 14.  Concentrations of Credit Risk

The Bank grants residential, consumer and commercial loans to customers primarily located in Greene County, New York and to a limited extent in the contiguous counties.  Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon employment and other economic factors throughout Greene County.

**Note 15.  Fair Value of Financial Instruments**

The Company determines fair values based on quoted market values, where available, or on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.  Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Cash and cash equivalents carrying amounts reported in the balance sheet approximate those assets' fair value.  Fair values of investment securities are based on quoted market prices, where available.  Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying value.  Fair value for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.   Fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  The carrying amounts for variable rate money market and certificates of deposit approximate fair values at the reporting date.  Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates.  The carrying amount of Federal Home Loan Bank stock and borrowings approximately fair value.

The carrying amounts and estimated fair value of financial instruments as of June 30, 2002 and 2001 are as follows:

| *(Dollars in thousands)* | June 30, 2002 | | June 30, 2001 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | $17,832 | $17,832 | $18,804 | $18,804 |
| Investment securities | 66,089 | 66,089 | 48,875 | 48,875 |
| Federal Home Loan Bank stock | 1,121 | 1,121 | 940 | 940 |
| Net loans | 128,373 | 126,875 | 109,757 | 108,406 |
| Deposits | 183,714 | 184,031 | 154,193 | 152,449 |
| Federal Home Loan Bank borrowings | 9,000 | 9,000 | 5,000 | 5,000 |

**Note 16.  Regulatory Matters**

The Bank is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Bank's financial statements.   Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets  (as defined), and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of June 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

| (Dollars in thousands) | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **As of June 30, 2002** | | | | | | |
| Total risk-based capital ratio | $22,145 | 19.1% | $9,252 | 8.0% | $11,565 | 10.0% |
| Tier 1 capital (to risk weighted assets) | $21,076 | 18.2% | $4,626 | 4.0% | $6,939 | 6.0% |
| Tier 1 capital (to average assets) | $21,076 | 10.1% | $8,349 | 4.0% | $10,437 | 5.0% |
| **As of June 30, 2001** | | | | | | |
| Total capital (to risk weighted assets) | $20,417 | 18.8% | $8,709 | 8.0% | $10,887 | 10.0% |
| Tier 1 capital (to risk weighted assets) | $19,531 | 17.9% | $4,355 | 4.0% | $6,532 | 6.0% |
| Tier 1 capital (to average assets) | $19,531 | 11.4% | $6,869 | 4.0% | $8,586 | 5.0% |

## Note 17. Subsequent events

The Board of Directors declared a semi-annual dividend of $0.32 per share of the Company's common stock. The dividend reflects an annual cash dividend rate of $0.64 per share, which represents an increase from the current annual cash dividend rate of $0.56 per share. The dividend will be payable to stockholders of record as of August 15, 2002, and will be paid on September 1, 2002. It should be noted that the Company's mutual holding company continued to waive receipt of dividends for the current period.

**Note 18. Condensed Financial Statements of Greene County Bancorp, Inc.**

The following condensed financial statements summarize the financial positions and the results of operations and cash flows of Greene County Bancorp, Inc. as of and for the fiscal years ended June 30, 2002 and 2001.

**Greene County Bancorp, Inc.**
**Condensed Statements of Financial Condition**
**As of June 30, 2002 and 2001**

| ASSETS | June 30, 2002 | June 30, 2001 |
|---|---|---|
| Cash and due from banks | $143,614 | $131,664 |
| Federal funds sold | 800,000 | 1,500,000 |
| Total cash and cash equivalents | 943,614 | 1,631,664 |
| | | |
| Investment in subsidiary | 21,870,201 | 19,971,437 |
| State and political subdivision securities, at fair value | 3,606,106 | 3,520,679 |
| Accrued interest receivable | 10,761 | 10,761 |
| Prepaid expenses and other assets | 60,749 | 2,577 |
| Total assets | $26,491,431 | $25,137,118 |

| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
|---|---|---|
| Accrued expenses and other liabilities | 90,725 | 43,528 |
| Total liabilities | 90,725 | 43,528 |
| | | |
| Shareholders' equity | | |
| Preferred stock, | | |
| Authorized 1,000,000 at June 30, 2002 and 2001; | --- | --- |
| Common stock, par value $.10 per share; | | |
| Authorized: 12,000,000 at June 30, 2002 and 2001; | | |
| Issued: 2,152,835 at June 30, 2002 and 2001 | | |
| Outstanding: 2,024,835 at June 30, 2002; | | |
| 2,040,355 at June 30, 2001 | 215,284 | 215,284 |
| Additional paid-in capital | 6,416,051 | 6,520,002 |
| Retained earnings | 21,627,027 | 20,131,571 |
| Accumulated other comprehensive income | 86,347 | 29,047 |
| Less: Treasury stock, 128,000 at June 30, 2002; | | |
| 112,480 at June 30, 2001, shares at cost | (1,371,527) | (1,075,923) |
| Unearned stock-based compensation | (156,791) | (229,753) |
| Unearned ESOP shares 49,972 at June 30, 2002; | | |
| 58,516 at June 30, 2001,shares at cost | (415,685) | (496,638) |
| Total shareholders' equity | $26,400,706 | $25,093,590 |
| Total liabilities and shareholders' equity | $26,491,431 | $25,137,118 |

**Greene County Bancorp, Inc.**
**Condensed Statements of Income**
**For the Years Ended June 30, 2002 and 2001**

|  | 2002 | 2001 |
|---|---|---|
| Income: |  |  |
| Dividends from subsidiary | $--- | $1,000,000 |
| Equity in undistributed (distributed) income of subsidiary | 1,574,684 | (151,640) |
| Tax free securities | 154,970 | 154,970 |
| Interest bearing deposits and federal funds sold | 22,596 | 57,218 |
| Total income | 1,752,250 | 1,060,548 |
|  |  |  |
| Operating expenses: |  |  |
| Legal fees | 33,230 | 23,896 |
| Other | 66,308 | 80,299 |
| Total operating expenses | 99,538 | 104,195 |
|  |  |  |
| Net income | $1,652,712 | $956,353 |

**Greene County Bancorp, Inc.**
**Condensed Statements of Cash Flows**
**For the Years Ended June 30, 2002 and 2001**

|  | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net Income | $1,652,712 | $956,353 |
| Adjustments to reconcile net income to cash provided by operating activities: |  |  |
| (Undistributed) distributed earnings of subsidiary | (1,574,684) | 151,640 |
| ESOP and other stock-based compensation | 186,416 | 164,005 |
| Net amortization of premiums | 10,072 | 9,073 |
| Net increase (decrease) in prepaid and other assets | (58,172) | 126,830 |
| Net increase in other liabilities | 8,997 | 18,858 |
| Net cash provided by operating activities | 225,341 | 1,426,759 |
|  |  |  |
| Cash flows from financing activities: |  |  |
| Purchases of treasury stock | (531,125) | (171,875) |
| Payment of cash dividend | (481,334) | (489,420) |
| Proceeds from issuance of stock options | 99,068 | --- |
| Net cash provided by financing activities | (913,391) | (661,295) |
|  |  |  |
| Net (decrease) increase cash and cash equivalents | (688,050) | 765,464 |
|  |  |  |
| Cash and cash equivalents at beginning of period | 1,631,664 | 866,200 |
|  |  |  |
| Cash and cash equivalents at end of period | $943,614 | $1,631,664 |

## SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held at 5:30 p.m. on October 23, 2002, at the Bank's main branch located at 425 Main Street in Catskill, New York.

Stock Listing
The NASDAQ Small-Cap Market under the symbol GCBC.

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Accountants
PricewaterhouseCoopers LLP
State Street Centre
80 State Street
Albany, New York 12207

Transfer Agent and Registrar
ComputerShare Investor Services
Golden, Colorado
303-262-0600

Annual Report on Form 10-KSB
A copy of the Company's Form 10-KSB for the fiscal year ended June 30, 2002, will be furnished without charge to shareholders upon written request to the

Secretary
Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414

Branch locations
*Catskill*
Main & Church Streets
Catskill, NY 12414
Telephone: 518-943-3700
Fax: 518-943-3756

*Cairo*
Main Street
Cairo, NY 12413
Telephone: 518-622-2662
Fax: 518-622-2663

*Coxsackie*
Route 385
Coxsackie, NY 12051
Telephone: 518-731-2731
Fax: 518-731-2733

*Greenville*
Route 32
Greenville, NY 12083
Telephone: 518-966-5200

*Tannersville*
6226 Main Street
Tannersville, NY 12485
Telephone: 518-589-0800
Fax: 518-589-5649

*Westerlo*
Routes 141 & 143
Westerlo, NY 12193
Telephone: 518-797-3934
Fax: 518-797-3871

*Operations Center*
302 Main Street
Catskill, NY 12414
Telephone: 518-943-2600
Fax: 518-943-4431

Board of Directors

Walter Ingalls
Chairman of the Board
Retired, former President of GNH Lumber Co.

J. Bruce Whittaker,
President and CEO

David Jenkins, DVM
Owner of Catskill Animal Hospital

Raphael Klein
Retired, former Co-owner of Klein Theaters

Dennis O'Grady
Pharmacist, former owner of Mikhitarian Pharmacy

Paul Slutzky
General Manager of I.&O.A. Slutzky Construction Company

Martin Smith
Consultant to Main Bros. Oil Co., Inc.